SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2012

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

Petróleo Brasileiro S.A. - Petrobras Financial Statements December 31, 2011 and 2010

Petróleo Brasileiro S.A. - Petrobras

Financial Statements

December 31, 2011 and 2010

Contents

Review Report of Independent Registered Public Accounting Firm	4 - 5
Statement of financial position	6
Income Statement	7
Statement of Comprehensive Income	8
Statement of changes in shareholders’ equity	9
Statement of cash flows	10 - 11
Statement of added value	12
Consolidated Segment Information	13 - 16
Social Balance	17 - 19

Notes to the Financial Statements
1	The Company and its operations	20
2	Presentation of the financial statements	20
3	Consolidation basis	24
4	Summary of significant accounting practices	27
5	Cash and cash equivalents	36
6	Marketable securities	37
7	Accounts receivable	38
8	Inventories	39
9	Restrict deposits for legal proceedings and guarantees	39
10	Purchases and sales of assets	40
11	Investments	45
12	Property, plant and equipment, net	49
13	Intangible assets	52
14	Exploration activities and valuation of oil and gas reserves	55
15	Accounts payable to suppliers	55
16	Financing	56
17	Lease	61
18	Related parties	62
19	Provisions for decommissioning costs	69
20	Taxes, contributions and profit-sharing	69
21	Employee’s post - retirement benefits obligations - Pension and Health care	74
22	Profit sharing	81
23	Shareholders’ equity	82
24	Sales revenues	87
25	Expenses by nature	87
26	Other operating expenses, net	88
27	Financial income (expenses), net	89
28	Legal proceedings and contingencies	90
29	Commitments for purchase of natural gas	96
30	Guarantees for concession agreements for petroleum exploration	96
31	Derivative instruments, hedging and risk management activities	97

32	Fair value of financial assets and liabilities	110
33	Insurance	111
34	Subsequent events	112
Information on reserves		114

Independent auditor’s report on the financial statements

(A translation of the original report in Portuguese as published in Brazil containing financial statement prepared in accordance with accounting practices adopted in Brazil)

To

The Board of Directors and Shareholders of

Petróleo Brasileiro S.A. - Petrobras

Rio de Janeiro - RJ

1.      We have examined the accompanying individual and consolidated financial statements of Petróleo Brasileiro S.A. - Petrobras (“Company”), identified as Parent Company and Consolidated, respectively, which comprise the statement of financial position as of December 31, 2011 and the respective income statement, comprehensive income, changes in shareholders’ equity and cash flows for the year then ended, as well as a summary of significant accounting policies and other notes to the financial statements.

Management’s responsibility for the financial statements

2.      The Company’s management is responsible for the preparation and fair presentation of the individual financial statements in accordance with accounting practices adopted in Brazil and of the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB),  and in accordance with accounting practices adopted in Brazil, as well as for the internal control as it considers necessary to enable the preparation of financial statements free of material misstatements, regardless of whether due to fraud or error.

Independent auditor’s responsibility

3.      Our responsibility is to express an opinion on these financial statements based on our audit, conducted in accordance with the Brazilian and International Standards on Auditing. These standards require compliance with ethical requirements by the auditor and that the audit is planned and performed for the purpose of obtaining reasonable assurance that the financial statements are free from material misstatement.

4.      An audit involves performing selected procedures to obtain evidence with respect to the amounts and disclosures presented in the financial statements. The procedures selected depend on the auditor’s judgment, and include the assessment of the risks of material misstatements of the financial statements, regardless of whether due to fraud or error. In the assessment of these risks, the auditor considers the relevant internal controls for the preparation and fair presentation of the Company’s financial statements, in order to plan audit procedures that are appropriate in the circumstances, but not for purposes of expressing an opinion on the effectiveness of the Company’s internal controls. An audit also includes evaluating the adequacy of the accounting practices used and the reasonableness of the accounting estimates made by management, as well as evaluating the overall presentation of the financial statements taken as a whole.

5.      We believe that the audit evidence obtained is sufficient and appropriate for expressing our opinion.

Opinion on the individual financial statements

6.      In our opinion, the aforementioned individual financial statements present fairly, in all material respects, the financial position of Petróleo Brasileiro S.A. - Petrobras as of December 31, 2011, and of its financial performance and its cash flows for the year then ended in accordance with accounting practices adopted in Brazil.

Opinion on the consolidated financial statements

7.      In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the consolidated financial position of  Petróleo Brasileiro S.A. - Petrobras and its subsidiaries as of December 31, 2011, its consolidated financial performance and its consolidated cash flows for the year then ended, in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and accounting practices adopted in Brazil.

Emphasis

8.      As mentioned in Note 2, the Company’s financial statements were prepared in accordance with accounting practices adopted in Brazil. In the case of Petróleo Brasileiro S.A. - Petrobras these practices differ from IFRS, applicable to the separate financial statements, only with respect to the valuation of the investments in subsidiaries, associated companies and jointly controlled subsidiaries by the equity accounting method, while for IFRS purposes it would be cost or fair value; and by the option for maintaining the balance of deferred assets, existing as of December 31, 2008, which is being amortized. Our opinion is not qualified due to this issue.

Other matters

Statements of added value, business segment reporting and social balance

9.      We have also examined the individual and consolidated statements of added value for the year ended December 31, 2011, the presentation of which is required by Brazilian Corporation Law for public companies, the consolidated statements of business segment reporting and the consolidated accounting information contained in the social balance, which is the responsibility of the Company's management, considered as supplementary information by IFRS, which does not require the presentation of the statements of added value and social balance. These statements were submitted to the same audit procedures described previously and, in our opinion, are presented adequately, in all material respects, in relation to the financial statements, taken as a whole.

Rio de Janeiro, February 9, 2012

KPMG Auditores Independentes

CRC SP-014428/O-6 F-RJ

Bernardo Moreira Peixoto Neto

Accountant CRC RJ-064887/O-8

Petróleo Brasileiro S.A. - Petrobras

Statement of financial position

December 31, 2011 and 2010

(In millions of reais)

		Consolidated		Parent company				Consolidated		Parent company
Assets	Note	2011	2010	2011	2010	Liabilities	Note	2011	2010	2011	2010

Current						Current
Cash and cash equivalents	5	35,747	29,416	18,858	19,995	Trade accounts payable	15	22,252	17,374	22,601	23,747
Marketable securities	6	16,808	26,013	23,625	33,731	Current debt	16	18,884	14,915	12,252	17,439
Accounts receivable, net	7.1	22,053	18,069	21,068	17,701	Current portion of finance lease obligations	17.1	82	175	1,922	3,149
Inventories	8	28,447	19,675	22,434	15,199	Taxes, contributions and profit-sharing payable	20.2	10,969	10,060	9,258	7,837
Recoverable taxes	20.1	12,846	8,767	9,372	5,911	Dividends payable	23.5	3,878	3,595	3,878	3,595
Advances to suppliers		1,389	1,309	1,040	1,048	Payroll and related charges		3,182	2,551	2,720	2,174
Other current assets		3,874	2,653	1,647	1,673	Profit sharing	22	1,560	1,691	1,295	1,428
		121,164	105,902	98,044	95,258	Employee’s post-retirement benefits obligations - Pension and Health care	21	1,427	1,303	1,341	1,209
						Other current liabilities		5,978	4,284	1,669	1,863
								68,212	55,948	56,936	62,441

Non-current
Long-term receivables						Non-current
Accounts receivable, net	7.1	6,103	5,432	12,843	31,029	Long-term debt	16	136,405	100,667	43,055	36,430
Marketable securities	6	5,747	5,198	5,219	4,749	Finance lease obligations	17.1	183	191	7,422	14,976
Restricted deposits for legal proceedings and guarantees	9	2,955	2,790	2,564	2,426	Deferred income tax and social contribution	20.3	33,268	25,898	29,408	21,808
Deferred tax assets	20.3	17,256	17,038	9,505	11,790	Employee’s post-retirement benefits obligations - Pension and Health care	21	16,653	15,278	15,352	14,162
Advances to suppliers		5,892	4,964	1,011	964	Legal proceedings provision	28	1,361	1,265	437	425
Other long-term receivables		3,234	2,296	2,322	1,426	Provision for decommissioning cost	19	8,839	6,505	8,241	6,072
		41,187	37,718	33,464	52,384	Other non-current liabilities		2,005	1,266	2,855	3,024
								198,714	151,070	106,770	96,897

Investments	11.2 e 11.4	12,248	11,592	57,239	50,955
Property, plant and equipment , net	12	342,267	280,095	227,302	189,775
Intangible assets	13	82,284	81,539	77,886	78,042	Shareholders' equity	23
Deferred Charges				246	241	Paid in capital		205,380	205,357	205,380	205,357
		477,986	410,944	396,137	371,397	Additional in paid-in-capital		563	(6)	859	(6)
						Capital reserves
						Profit reserves		122,623	101,324	122,963	101,876
						Accumulated other comprehensive income		1,273	90	1,273	90
								329,839	306,765	330,475	307,317
						Non-controling interests		2,385	3,063
								332,224	309,828	330,475	307,317
		599,150	516,846	494,181	466,655			599,150	516,846	494,181	466,655

See the accompanying notes to the financial statements.

Petróleo Brasileiro S.A. - Petrobras

Income Statement

December 31, 2011 and 2010

(In millions of reais, except net income per share)

		Consolidated		Parent company
	Note	2011	2010	2011	2010

Sales revenues	24	244,176	211,842	183,821	156,487
Cost of sales	25	(166,939)	(135,617)	(124,320)	(96,134)
Gross profit		77,237	76,225	59,501	60,353

Income (expenses)
Selling expenses	25	(8,950)	(8,557)	(9,915)	(7,920)
Administrative and general expenses	25	(8,647)	(7,802)	(6,029)	(5,443)
Exploration costs		(4,428)	(3,797)	(3,674)	(2,601)
Research and development expenses		(2,444)	(1,739)	(2,361)	(1,641)
Other taxes		(777)	(891)	(278)	(433)
Other operating income and expenses, net	26	(6,588)	(7,045)	(5,770)	(5,761)
		(31,834)	(29,831)	(28,027)	(23,799)

Income before financial results, profit-sharing and income taxes		45,403	46,394	31,474	36,554

Financial income (expenses), net	27	122	2,620	5,581	1,634

Equity in earnings of investments		386	585	5,808	7,039

Profit sharing	22	(1,560)	(1,691)	(1,295)	(1,428)

Income before income taxes		44,351	47,908	41,568	43,799

Income tax and social contribution	20.5	(11,241)	(12,027)	(8,467)	(8,763)

Net income for the year		33,110	35,881	33,101	35,036

Attributable to:
Shareholders of Petrobras		33,313	35,189	33,101	35,036
Non-controlling interests		(203)	692

		33,110	35,881	33,101	35,036

Basic and diluted earnings per share	23.6	2.55	3.57	2.54	3.55

See the accompanying notes to the financial statements.

Petróleo Brasileiro S.A. - Petrobras

Statement of Comprehensive Income

December 31, 2011 and 2010

(In millions of reais)

	Consolidated		Parent company
	2011	2010	2011	2010

Net income	33,110	35,881	33,101	35,036
Other comprehensive income:
Cumulative translation adjustments	1,423	(234)	1,123	(33)
Deemed cost of affiliated company	10	11	10	11
Unrealized gains / (losses) on available for-sale securities
Recognized in shareholders' equity	136	309	136	309
Reclassified to profit or loss	26	(6)	26	(6)
Unrecognized gains / (losses) on cash flow hedge
Recognized in shareholders' equity	(54)	13	(54)	13
Reclassified to profit or loss	8	(12)	8	(12)
Deferred income taxand social contribution	(46)	(103)	(46)	(103)
	1,503	(22)	1,203	179
Total comprehensive income	34,613	35,859	34,304	35,215
Attributable to:
Shareholders of Petrobras	34,516	35,368	34,304	35,215
Non-controlling interests	97	491
Total comprehensive income	34,613	35,859	34,304	35,215

See the accompanying notes to the financial statements.

Petróleo Brasileiro S.A. - Petrobras

Statement of Changes in Shareholders’ Equity

December 31, 2011 and 2010

(In millions of reais)

		Additional paid-in-capital		Capital reserves	Other comprehensive income		Profit reserves

	Subscribed and paid-in capital	Shares issuance costs	Change in interest in subsidiaries	Tax incentives	Cumulative translation adjustment	Other comprehensive income	Legal	Statutory	Tax incentives	Profit retention	Retained earnings	Total shareholders' equity attributable to shareholders of the parent company (CPC)	Deferred charges	Non- controlling interests (IFRS)	Total consolidated shareholders' equity (IFRS)

Balances at January 1, 2010	78,967		1,423	515	(163)	96	10,902	1,294	1,111	72,123	(1,247)	165,021	(704)	2,149	166,466

Capital increase with reserves	6,141			(515)				(899)	(14)	(4,713)
Capital increase with issuing of shares	120,249	(477)										119,772			119,772
Change in interest in subsidiaries			(952)									(952)		291	(661)
Net income for the year											35,036	35,036	152	692	35,880
Other comprehensive income:
Cumulative translation adjustment					(33)							(33)		(201)	(234)
Unrealized results of available-for-sale securities and
cash flow hedge						201						201			201
Realization of deemed cost of an affiliated company						(11)					11
Distributions:
Allocations of net income in reserves							1,752	1,027	250	19,043	(22,072)
Dividends											(11,728)	(11,728)		132	(11,596)
Balances at December 31, 2010	205,357	(477)	471		(196)	286	12,654	1,422	1,347	86,453		307,317	(552)	3,063	309,828

Capital increase with reserves	23								(23)
Change in interest in subsidiaries			865									865	(296)	(547)
Net income for the year											33,101	33,101	212	(203)	33,110
Other comprehensive income:
Cumulative translation adjustment					1,123							1,123		300
Unrealized results of available-for-sale securities and
cash flow hedge						70						70			70
Realization of deemed cost of an affiliated company						(10)					10
Distributions:
Allocations of net income in reserves							1,655	1,027	81	18,347	(21,110)
Dividends											(12,001)	(12,001)		(228)	(12,229)
	205,380	(477)	1,336		927	346	14,309	2,449	1,405	104,800		330,475	(636)	2,385	332,224
Balances at December 31, 2011	205,380	859			1,273		122,963					330,475	(636)	2,385	332,224

See the accompanying notes to the financial statements.

Petróleo Brasileiro S.A. - Petrobras

Statement of Cash Flows

December 31, 2011 and 2010

(In millions of reais)

	Consolidated		Parent company
	2011	2010	2011	2010
Cash flows from operating activities
Net income attributable to shareholders of Petrobras	33,313	35,189	33,101	35,036

Adjustments for:
Non-controlling interest	(203)	692
Equity in earnings of investments	(386)	(585)	(5,808)	(7,039)
Depreciation, depletion and amortization	17,739	14,612	12,902	10,813
Impairment	1,824	690	744	(33)
Dry hole costs	2,504	2,121	2,243	1,495
Losses (gains) on disposal of non-current assets	885	312	195	40
Exchange variations, monetary and financial charges on financing and loans and other operations	6,238	14	(231)	(1,044)
Deferred income and social contribution taxes, net	6,157	5,784	7,208	5,149

Increase/decrease in assets
Accounts receivable	(3,848)	(4,422)	(3,127)	(7,398)
Inventories	(8,335)	(851)	(7,463)	(715)
Other assets	(4,207)	3	(4,099)	(206)
Increase/decrease in liabilities
Trade accounts payable	4,112	542	(701)	(20,643)
Taxes and contributions payable	(3,405)	(3,732)	(791)	(3,276)
Employee’s post-retirement benefits obligations - Pension and Health care	1,483	1,381	1,321	1,292
Other liabilities	2,451	1,121	(81)	954
Net cash provided by operating activities	56,322	52,871	35,413	14,425
Investment activities
Onerous assignment - Acquired rights		(74,808)		(74,808)
Settlement made through financial treasury bills (LFT)		67,816		67,816
Settlement made through cash and cash equivalents		(6,992)		(6,992)
Other investments in exploration and production of oil and gas	(31,412)	(30,557)	(24,455)	(23,479)
Investments in exploration and production of oil and gas	(31,412)	(37,549)	(24,455)	(30,471)
Investments in refining, transportation and marketing	(26,339)	(28,118)	(18,586)	(21,253)
Investments in gas and power	(4,517)	(7,270)	(2,454)	(384)
Investment in international segment	(3,966)	(4,114)	(11)	(1,073)
Investments in distribution	(1,070)	(858)
Investments in biofuel	(504)	(1,212)	(711)	(1,301)
Other investments	(2,316)	(1,058)	(2,193)	(783)
Investments in marketable securities	11,606	(25,406)	13,030	(32,014)
Dividends received	680	401	2,434	1,916
Cash flow used in investment activities	(57,838)	(105,184)	(32,946)	(85,363)

See the accompanying notes to the financial statements.

Petróleo Brasileiro S.A. - Petrobras

Statement of Cash Flows (continued)

December 31, 2011 and 2010

(In millions of reais)

	Consolidated		Parent company
	2011	2010	2011	2010
Cash flows from financing activities
Capital increase		120,249		120,249
Contribution in LFTs		(67,816)		(67,816)
Contribution in cash and cash equivalents		52,433		52,433
Shares issuance costs		(710)		(710)
Acquisition of non-controlling interest	46	(581)
Financing and loans, net
Proceeds from borrowings	40,433	36,966	55,928	75,560
Repayment of principal	(14,523)	(18,707)	(39,525)	(42,435)
Repayment of interest	(7,633)	(6,209)	(3,053)	(2,913)
Assignments of credit rights - FIDC NP			(6,295)	1,615
Dividends paid	(10,659)	(9,415)	(10,659)	(9,415)
Net cash provided by/(used) in financing activities	7,664	53,777	(3,604)	74,135

Effect of exchange variation on cash and cash equivalents	183	(294)

Net increase/(decrease) in cash and cash equivalents in the year	6,331	1,170	(1,137)	3,197

Cash and cash equivalents at beginning of year	29,416	28,246	19,995	16,798

Cash and cash equivalents at end of year	35,747	29,416	18,858	19,995

Additional information on cash flows:
Amounts paid and received during the year
Interest received on loans			764	710
Income tax and social contribution	3,438	4,680	(1,176)	2,520
Third party income tax withheld at source	3,963	2,909	(3,389)	2,804
	7,401	7,589	(3,801)	6,034
Investment and financing transactions not involving cash
Acquisition of property, plant and equipment on credit	17	53
Contracts with transfer of benefits, risks and control of assets	35		342	8,188
Capital increase with public bonds, used for purchase of exploration rights (onerous assignment)		67,816		67,816
Formation of provision for decommissioning cost	2,303	1,698	2,382	1,600

See the accompanying notes to the financial statements.

Petróleo Brasileiro S.A. - Petrobras

Statement of Added Value

December 31, 2011 and 2010

(In millions of reais)

	Consolidated				Parent company
	2011		2010		2011		2010
Income
Sales of products and services and other revenues	312,841		270,313		245,793		207,721
Losses for uncolletible accounts - formation	22		(207)		64		(160)
Revenues related to construction of assets for own use	66,853		67,591		49,939		50,440
	379,716		337,697		295,796		258,001
Inputs acquired from third parties
Materials consumed	(43,220)		(38,474)		(28,200)		(23,784)
Cost of sales	(52,264)		(38,963)		(40,329)		(29,621)
Power, third-party services and other operating expenses	(70,145)		(72,724)		(54,506)		(53,958)
Tax credits on inputs acquired from third parties	(21,292)		(21,169)		(16,283)		(15,110)
Impairment	(1,824)		(690)		(744)		33
	(188,745)		(172,020)		(140,062)		(122,440)
Gross added value	190,971		165,677		155,734		135,561
Retentions
Depreciation, depletion and amortization	(17,739)		(14,612)		(12,902)		(10,813)
Net added value produced by the Company	173,232		151,065		142,832		124,748
Transferred added value
Equity in earnings of investments	386		585		5,808		7,039
Financial income - including monetary and exchange variations	6,543		4,424		8,570		4,547
Rents, royalties and others	920		979		728		783
	7,849		5,988		15,106		12,369
Total added value to be distributed	181,081		157,053		157,938		137,117
Distribution of added value

Personnel and officers
Direct remuneration
Salaries	13,513	7%	11,782	8%	10,213	6%	8,765	6%
Profit sharing	1,560	1%	1,691	1%	1,295	1%	1,428	1%
	15,073		13,473		11,508		10,193
Benefits
Advantages	823		831	1%	528	0%	579	0%
Retirement and pension plan	1,526	1%	1,373	1%	1,395	1%	1,264	1%
Healthcare plan	2,181	1%	1,828	1%	1,976	2%	1,660	2%
FGTS	861		745	1%	746	0%	648	0%
	20,464	10%	18,250	13%	16,153	10%	14,344	10%
Taxes
Federal*	61,098	34%	55,512	35%	57,033	36%	49,571	36%
State	36,358	20%	28,148	18%	22,367	10%	15,281	10%
Municipal	186		180		79	0%	86	0%
Abroad*	6,340	4%	4,915	3%
	103,982	58%	88,755	56%	79,479	46%	64,938	46%
Financial institutions and suppliers
Interest, and exchange and monetary variations	13,781	8%	6,580	4%	8,813	5%	7,162	5%
Rental and affreightment expenses	9,744	5%	7,587	5%	20,392	11%	15,637	11%
	23,525	13%	14,167	9%	29,205	17%	22,799	17%
Shareholders
Interest on shareholders' equity	10,436	6%	10,163	6%	10,436	7%	10,163	7%
Dividends	1,565	1%	1,565	1%	1,565	1%	1,565	1%
Non-controlling results	(203)		692
Retained earnings	21,312	12%	23,461	15%	21,100	17%	23,308	17%
	33,110	19%	35,881	22%	33,101	26%	35,036	26%

Added value distributed	181,081	100%	157,053	100%	157,938	100%	137,117	100%

* Includes government holdings.

See the accompanying notes to the financial statements.

Petróleo Brasileiro S.A. - Petrobras

Consolidated Segment Information

December 31, 2011 and 2010

(In millions of reais)

	2011
	E&P	Refining, Transportation & Marketing	Gas & Power	Biofuel	Distribution	International	Corporate	Eliminations	Total

Sales revenues	124,028	198,516	16,295	535	73,633	28,374		(197,205)	244,176
Intersegments	123,165	63,833	2,182	482	1,223	6,320		(197,205)
Third parties	863	134,683	14,113	53	72,410	22,054			244,176
Cost of sales	(55,118)	(205,998)	(9,550)	(588)	(67,630)	(21,679)		193,624	(166,939)
Gross profit	68,910	(7,482)	6,745	(53)	6,003	6,695		(3,581)	77,237
Income (expenses)	(7,058)	(7,026)	(2,533)	(222)	(4,118)	(3,169)	(8,008)	300	(31,834)
Selling, administrative and general expenses	(819)	(5,536)	(1,739)	(111)	(4,024)	(1,554)	(4,114)	300	(17,597)
Exploration costs	(3,674)					(754)			(4,428)
Research and development expenses	(1,248)	(470)	(116)	(50)	(9)	(1)	(550)		(2,444)
Other taxes	(80)	(90)	(165)	(1)	(41)	(192)	(208)		(777)
Other operating income and expenses, net	(1,237)	(930)	(513)	(60)	(44)	(668)	(3,136)		(6,588)
Income before financial results, profit sharing and
income taxes	61,852	(14,508)	4,212	(275)	1,885	3,526	(8,008)	(3,281)	45,403
Financial income (expenses), net							122		122
Equity in earnings of investments	74	(165)	398	26	9	40	4		386
Profit sharing	(488)	(348)	(61)	(2)	(118)	(52)	(491)		(1,560)
Income before income taxes	61,438	(15,021)	4,549	(251)	1,776	3,514	(8,373)	(3,281)	44,351
Income tax and social contribution	(20,863)	5,051	(1,411)	94	(601)	(1,547)	6,920	1,116	(11,241)
Net income	40,575	(9,970)	3,138	(157)	1,175	1,967	(1,453)	(2,165)	33,110
Net income attributable to:
Shareholders of Petrobras	40,594	(9,955)	3,109	(157)	1,175	1,949	(1,237)	(2,165)	33,313
Non-controlling interests	(19)	(15)	29			18	(216)		(203)
	40,575	(9,970)	3,138	(157)	1,175	1,967	(1,453)	(2,165)	33,110

As from 2011, Biofuel’s results are presented separately. This information was previously included in the Corporate segment. For comparative purposes, the 2010 information was reclassified.

See the accompanying notes to the financial statements.

Petróleo Brasileiro S.A. - Petrobras

Consolidated Segment Information

December 31, 2011 and 2010

(In millions of reais)

	2010
	E&P	Refining, Transportation & Marketing	Gas & Power	Biofuel	Distribution	International	Corporate	Eliminations	Total

Sales revenues	95,451	172,244	14,936	478	65,568	23,777		(160,612)	211,842
Intersegments	95,026	57,228	1,761	418	1,263	4,916		(160,612)
Third parties	425	115,016	13,175	60	64,305	18,861			211,842
Cost of sales	(44,302)	(160,273)	(10,955)	(480)	(59,907)	(18,574)		158,874	(135,617)
Gross profit	51,149	11,971	3,981	(2)	5,661	5,203		(1,738)	76,225
Income (expenses)	(5,825)	(6,330)	(2,488)	(122)	(3,618)	(3,288)	(8,454)	294	(29,831)
Selling, administrative and general expenses	(794)	(5,144)	(1,822)	(70)	(3,476)	(1,539)	(3,761)	247	(16,359)
Exploration costs	(2,601)					(1,196)			(3,797)
Research and development expenses	(774)	(380)	(129)		(9)	(2)	(445)		(1,739)
Other taxes	(218)	(119)	(52)	(1)	(29)	(208)	(264)		(891)
Other operating income and expenses, net	(1,438)	(687)	(485)	(51)	(104)	(343)	(3,984)	47	(7,045)
Income before financial results, profit sharing and income taxes	45,324	5,641	1,493	(124)	2,043	1,915	(8,454)	(1,444)	46,394
Financial income (expenses), net							2,620		2,620
Equity in earnings of investments		322	305	(11)	7	(22)	(16)		585
Profit sharing	(538)	(378)	(66)		(120)	(48)	(541)		(1,691)
Income before income taxes	44,786	5,585	1,732	(135)	1,930	1,845	(6,391)	(1,444)	47,908
Income tax and social contribution	(15,228)	(1,789)	(485)	43	(654)	(447)	6,043	490	(12,027)
Net income	29,558	3,796	1,247	(92)	1,276	1,398	(348)	(954)	35,881
Net income attributable to:
Shareholders of Petrobras	29,691	3,729	1,285	(92)	1,276	1,277	(1,023)	(954)	35,189
Non-controlling interests	(133)	67	(38)	-	-	121	675		692
	29,558	3,796	1,247	(92)	1,276	1,398	(348)	(954)	35,881

See the accompanying notes to the financial statements.

Petróleo Brasileiro S.A. - Petrobras

Consolidated Segment Information

December 31, 2011 and 2010

(In millions of reais)

Assets	E&P	Refining, Transportation & Marketing	Gas & Power	Biofuel	Distribution	International	Corporate	Eliminations	Total

Current assets	10,537	41,203	4,707	239	7,956	8,272	61,886	(13,636)	121,164
Non-current assets	254,164	116,982	47,150	2,180	6,835	28,167	23,138	(630)	477,986
Long-term receivables	7,766	7,910	3,050	32	1,243	5,465	16,351	(630)	41,187
Investment	23	6,306	2,160	1,612	84	1,873	190		12,248
Property, plant and equipment, net	169,833	102,473	41,208	536	4,709	17,842	5,666		342,267
Intangible assets	76,542	293	732		799	2,987	931		82,284

At 12.31.2011	264,701	158,185	51,857	2,419	14,791	36,439	85,024	(14,266)	599,150

Current assets	6,133	28,722	5,086	210	6,581	5,513	63,611	(9,954)	105,902
Non-current assets	221,468	88,771	45,082	1,676	5,721	22,742	25,754	(270)	410,944
Long-term receivables	6,268	6,006	2,679	13	960	3,919	18,143	(270)	37,718
Investment		6,482	2,012	1,116	73	1,736	173		11,592
Property, plant and equipment, net	138,519	76,016	40,014	546	4,005	14,523	6,472		280,095
Intangible assets	76,681	267	377	1	683	2,564	966		81,539

At 12.31.2010	227,601	117,493	50,168	1,886	12,302	28,255	89,365	(10,224)	516,846

As from 2011 Biofuel’s assets are presented separately. This information was previously included in the Corporate segment. For comparative purposes the 2010 information was reclassified.

See the accompanying notes to the financial statements.

Petróleo Brasileiro S.A. - Petrobras

Consolidated Segment Information - International segment

December 31, 2011 and 2010

(In millions of reais)

	2011
	E&P	Refining, Transportation & Marketing	Gas & Power	Distribution	Corporate	Eliminations	Total
Income statement

Sales revenues	8,615	14,241	909	8,320		(3,711)	28,374
Intersegments	6,373	3,585	39	45		(3,722)	6,320
Third parties	2,242	10,656	870	8,275		11	22,054

Income (loss) before financial results, profit-sharing and income taxes	3,969	(226)	190	120	(507)	(20)	3,526

Net income attributable to shareholders of Petrobras	2,217	(213)	262	99	(396)	(20)	1,949

	2010
	E&P	Refining, Transportation & Marketing	Gas & Power	Distribution	Corporate	Eliminations	Total
Income statement

Sales revenues	6,574	13,188	964	7,254		(4,203)	23,777
Intersegments	5,259	3,767	78	58		(4,246)	4,916
Third parties	1,315	9,421	886	7,196		43	18,861

Income (loss) before financial results, profit-sharing and income taxes	2,148	64	116	10	(408)	(15)	1,915

Net income attributable to shareholders of Petrobras	1,527	78	142	10	(465)	(15)	1,277

	E&P	Refining, Transportation & Marketing	Gas & Power	Distribution	Corporate	Eliminations	Total
Total assets

At 12/31/2011	27,358	6,365	1,742	1,889	3,412	(4,327)	36,439

At 12/31/2010	20,715	5,433	1,518	1,645	2,840	(3,896)	28,255

See the accompanying notes to the financial statements.

Petróleo Brasileiro S.A. - Petrobras

Social balance

December 31, 2011 and 2010

(In millions of reais, except when stated otherwise)

1 - Calculation basis	2011			2010
Consolidated net earnings (NE)	244,176			211,842
Consolidated income before profit sharing and taxes (OI)	45,911			49,599
Consolidated gross payroll (GP)	13,026			11,462

2 - Internal Social Indicators (i)	Amount	% of GP	% of NE	Amount	% of GP	% of NE
Meals	845	6.49%	0.35%	741	6.46%	0.35%
Compulsory payroll charges	6,477	49.72%	2.65%	5,475	47.77%	2.58%
Private pension	328	2.52%	0.13%	350	3.05%	0.17%
Health	2,427	18.63%	0.99%	2,064	18.01%	0.97%
Work security and medicine	180	1.38%	0.07%	114	0.99%	0.05%
Education	133	1.02%	0.05%	118	1.03%	0.06%
Culture	11	0.09%	0.00%	10	0.09%	0.00%
Professional training and development	418	3.21%	0.17%	366	3.19%	0.17%
Crèche or day-care assistance	90	0.69%	0.04%	6	0.05%	0.00%
Profit sharing	1,560	11.98%	0.64%	1,691	14.75%	0.80%
Other	76	0.58%	0.03%	71	0.62%	0.03%
Total - Internal social indicators	12,545	96.34%	5.13%	11,006	96.02%	5.19%

3 - External Social Indicators (i)	Amount	% of OI	% of NE	Amount	% of OI	% of NE
Generation of Income and Work Opportunity	48	0.10%	0.02%	44	0.09%	0.02%
Education for Professional Skills	57	0.12%	0.02%	56	0.11%	0.03%
Guarantee of Rights of Children and Adolescents (I)	70	0.15%	0.03%	79	0.16%	0.04%
Culture	182	0.40%	0.07%	170	0.34%	0.08%
Sport	80	0.17%	0.03%	81	0.16%	0.04%
Other	33	0.07%	0.00%	20	0.04%	0.01%
Total contributions for the company	470	1.02%	0.19%	450	0.90%	0.21%
Taxes (excluding payroll charges)	97,826	213.08%	40.06%	82,971	167.28%	39.17%
Total - External social indicators	98,926	214.10%	40.26%	83,421	168.19%	39.37%

4 - Environmental Indicators (i)	Amount	% of OI	% of NE	Amount	% of OI	% of NE
Investments related to the company’s production/operation	2,550	5.55%	1.04%	2,165	4.37%	1.02%
Investments in external programs and/or projects	172	0.37%	0.07%	258	0.52%	0.12%
Total investments in the environment	2,722	5.93%	1.11%	2,423	4.89%	1.13%
With respect to establishing “annual goals” for minimizing waste products, consumption in general in production/operation and for increasing efficiency in the use of natural resources, the company:	( ) does not have goals	( ) attains from 51 to 75%		( ) does not have goals	( ) does not have goals
	( ) attains from 0 to 50%	(X) attains from 76 to 100%		( ) attains from 0 to 50%	(X) attains from 76 to 100%

Petróleo Brasileiro S.A. - Petrobras

Social balance (continued)

December 31, 2011 and 2010

(In millions of reais, except when stated otherwise)

5 - Indicators for the staff (i)	2011			2010
Nº of employees at the end of the period	81,918			80,492
Nº of hirings during the period	3,447			4,353
Nº of contracted employees	328,133			291,606
Nº of student trainees	1,825			1,402
Nº of employees older than 45	35,927			34,504
Nº of women that work in the company	13,860			13,408
% of leadership positions held by women	14.4%			13.3%
Nº of Negroes that work in the company (III)	18.468			16,447
% of leadership positions held by Negroes (IV)	24.9%			25.3%
Nº of handicapped workers (V)	1,104			1,093

6 - Significant information with respect to the exercise of corporate citizenship (i)	2011			Goals 2012
Ratio between the company’s highest and lowest remuneration	20.22			20.22
Total number of work accidents	653			487
The social and environmental projects developed by the company were defined by:	( ) directors	(X) directors and managers	( ) all employees	( ) directors	(X) directors and managers	( ) all employees
The safety and health standards in the work environment were defined by:	(X) directors and managers	( ) all the employees	( ) everyone + Cipa	(X) directors and managers	( ) all the employees	( ) everyone + Cipa
With respect to union freedom, the right to collective bargaining and internal representation of the employees, the company:	( ) is not involved	( ) follows ILO standards	(X) encourages and follows ILO	( ) will not be involved	( ) will follow ILO standards	(X) will encourage and follow ILO
The private pension includes:	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees
Profit-sharing and participation in results includes:	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees
In the selection of suppliers, the same ethical standards and standards of social and environmental responsibility adopted by the company:	( ) are not considered	( ) are suggested	(X) are required	( ) will not be considered	( ) will be suggested	(X) will be required
With respect to the participation of employees in voluntary work programs, the company:	( ) is not involved	( ) gives support	(X) organizes and encourages	( ) will not be involved	( ) will give support	(X) will organize and encourage
Total number of complaints and criticisms from consumers: (VI)	in the company 11,230	in Procon 5	in court 17	in the company 5,138	in Procon 4	in court 8
% of claims and criticisms attended or resolved: (VI)	in the company 93.8%	in Procon 80%	in court 29.4%	in the company 99.1%	in Procon 100%	in court 87.5%
Total added value to be distributed (consolidated) - amount:	In 2011:	181,081		In 2010:	157,053
Distribution of added value	58% government 10% employees 7% shareholders 13% third parties 12% retained			56% government 13% employees 7% shareholders 9% third parties 15% retained

Petróleo Brasileiro S.A. - Petrobras

Social balance (continued)

Years ended December 31, 2011 and 2010

(In millions of reais, except when stated otherwise)

7 - Other information

1)        This Company does not use child or slave labor, it is not involved in prostitution or sexual exploitation of children or adolescents and is not involved in corruption.

2)        Our Company values and respects diversity, both internally and externally.

I.         It includes R$ 19.1 transferred to the Fund for Infancy and Adolescence (FIA).

II.       Information on the Petrobras System in Brazil with respect to hirings through public selection processes.

III.     Information for 2010 related to the employees of the Petrobras Parent Company, Petrobras Distribuidora and Transpetro who declare that they are Negroes.

IV.      Of the total number of leadership positions in the Petrobras Parent Company held by employees who informed their color/race, 25.3% are held by people who declared that they are Negroes.

V.        Information with respect to the Petrobras Parent company, Petrobras Distribuidora and Transpetro, which corresponds to 5.3% of the permanent staff in jobs where positions are reserved for persons with disabilities.

VI.      The information on the Company includes the number of complaints and criticisms received by the Petrobras Parent Company and Petrobras Distribuidora. The goals for 2011 (Company, Procon and courts) do not include the estimate for Petrobras Distribuidora.

(i)        (Unaudited information)

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

1                    The Company and its operations

Petróleo Brasileiro S.A. - Petrobras is dedicated, directly or through its subsidiaries  (referred to jointly as “Petrobras” or “the Company”) to prospecting, drilling, refining, processing, trading and transporting oil originating from wells, shale or other rocks, and oil products, natural gas and other liquid hydrocarbons, in addition to activities connected with energy and it may carry out research, development, production, transport, distribution and trading of all forms of energy, as well as any other correlated or similar activities. The Company’s head office is located in Rio de Janeiro – RJ.

2                    Presentation of the financial statements

The financial statements include:

Consolidated financial statements

The consolidated  financial statements are being presented in accordance with the international financial reporting standards (IFRS) issued by the International Accounting Standards Board (IASB) and  they are also in accordance with accounting practices adopted in Brazil.

Individual financial statements

The individual financial statements are being presented in accordance with accounting practices adopted in Brazil, observing the provisions contained in the Brazilian Corporate Law, and they incorporate the changes introduced through Law 11,638/07 and Law 11,941/09, complemented by the pronouncements, interpretations and orientations of the Accounting Pronouncements Committee (CPC), approved by resolutions of the Federal Accounting Council (CFC) and by rules of the Brazilian Securities Commission (CVM).

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

The pronouncements, interpretations and orientations of the Accounting Pronouncements Committee (CPC), approved by resolutions of the Federal Accounting Council (CFC) and rules of the Brazilian Securities Commission (CVM) are converging with the International Accounting Standards issued by the International Accounting Standard Board (IASB). Accordingly, the individual financial statements do not present differences with respect to those consolidated under IFRS, except for the maintenance of deferred assets, as established in CPC 43 (R1) approved by CVM deliberation 651/10. The reconciliations of the parent company’s shareholders’ equity and results with the consolidated statements are presented in note 3.1.

The financial statements were prepared using the historical cost as a value basis, except for the valuation of some non-current assets and liabilities, and financial instruments.

The Company’s Board of Directors authorized the publication of these financial statements in a meeting held on February 9, 2012.

2.1        Business segment reporting

The accounting information per operating business (business area) of the Company is prepared based on items directly attributable to the segment, as well as those that may be allocated on a reasonable basis.

In the computation of the results by business segment, transactions carried out with third parties and the transfers between the business segments are considered and they are valued by internal transfer prices defined between the departments using calculation methodologies based on market parameters.

The information per business segments in the Company is segmented in accordance with the prevailing organization model, containing the following segments:

a) Exploration and Production: This  segment covers the activities of exploration, production development and production of oil, NGL (natural gas liquid) and natural gas in Brazil, for the purpose of supplying, as a priority, refineries in Brazil and, also, selling on  the domestic and foreign markets the surplus oil and oil products produced in their natural gas processing plants.

b) Refining, Transportation and Marketing: This segment consists of the refining, logistics, transport and trading activities of oil and oil products, exporting of ethanol, extraction and processing of shale, as well as holding interests in companies of the petrochemical sector in Brazil.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

c) Gas and Power: It covers the activities of transport and trading of natural gas produced in Brazil or imported, transport and trading of LNG, generation and trading of electric power, as well as the corporate interests in transporters and distributors of natural gas and in thermoelectric power stations in Brazil, in addition to being responsible for the fertilizer business.

d) Biofuel: It comprises the activities for production  of biodiesel and its co-products and ethanol activities through equity investments, production and marketing of ethanol, sugar and excess of electric power generated from sugarcane bagasse.

e) Distribution: It is responsible for the distribution of oil products, ethanol and compressed natural gas in Brazil, represented by the operations of Petrobras Distribuidora.

f) International: It covers the activities for exploration and production of oil and gas, refining, transportation & marketing , gas and power, and distribution, carried out abroad in a number of countries in the Americas, Africa, Europe and Asia.

The items that cannot be attributed to the other segments, notably those linked to corporate financial management, the overheads related to central administration and other expenses, including actuarial expenses related to the pension and health care plans for retired employees and pensioners, are allocated in the corporate segment.

2.2        Statement of added value

The statements of added value present information related to the wealth created by the entity and the way in which this wealth is distributed. These statements were prepared in accordance with CPC 09 –  Statement of Added Value approved by CVM deliberation 557/08 and, for IFRS purposes, they are presented as supplementary information.

2.3        Social balance

The Social Balance presents social, environmental and functional quantitative indexes and relevant information with respect to the exercise of corporate citizenship. Some information was obtained through the Company’s subsidiary records and managerial information. This balance is presented as additional information.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

2.4        Functional currency

The functional currency of Petrobras, as well as all its Brazilian subsidiaries, is the Real. The functional currency of some subsidiaries and special purpose entities that operate in the international economic environment is the US dollar and the functional currency of  Petrobras Argentina S.A. is the Argentine peso.

The statements of income and cash flows of the invested companies in a stable economic environment with a functional currency different from the parent company are translated into Reais at the monthly average exchange rate, assets and liabilities are translated at the final rate and the other items of shareholders’ equity are translated at the historical rate.

The exchange variations on investments in subsidiaries and affiliated companies with a functional currency different from the Parent company are  recorded in shareholders’ equity, as an cumulative translation adjustment and are transferred to the income statement upon realization of the investments.

2.5        Accounting estimates

In the preparation of the financial statements it is necessary to use estimates for certain assets, liabilities and other transactions. These estimates include oil and gas reserves, liabilities of pension and health plans, depreciation, depletion and amortization, abandonment costs, provisions for legal contingencies, fair value of financial instruments, adjustments to present value of accounts receivable and payable of material transactions, income tax and social contribution. Although Management uses assumptions and judgments that are reviewed periodically, the actual results could differ from these estimates.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

3                    Consolidation basis

The consolidated financial statements include information from Petrobras and its subsidiaries and special purpose entities, whose accounting practices are consistent with those adopted by jointly controlled subsidiaries the Company. The consolidated companies are as follows:

			Equity capital - Subscribed, paid in and voting%
	Country	2011	2010
Subsidiaries and jointly controlled
Petrobras Química S.A. - Petroquisa and its subsidiaries	Brazil	100.00	100.00
Petrobras Distribuidora S.A. - BR and its subsidiaries	Brazil	100.00	100.00
Braspetro Oil Services Company - Brasoil and its subsidiaries (i)	Cayman Islands	100.00	100.00
Braspetro Oil Company - BOC (i)	Cayman Islands	99.99	99.99
Petrobras International Braspetro B.V. - PIBBV and its subsidiaries (i) (ii)	Holland	100.00	100.00
Petrobras Comercializadora de Energia Ltda. - PBEN (iii)	Brazil	100.00	100.00
Petrobras Negócios Eletrônicos S.A. - E-Petro (iv)	Brazil	100.00	100.00
Petrobras Gás S.A. - Gaspetro and its subsidiaries	Brazil	99.99	99.99
Petrobras International Finance Company - PifCo and its subsidiaries (i)	Cayman Islands	100.00	100.00
Petrobras Transporte S.A. - Transpetro and its subsidiaries	Brazil	100.00	100.00
Downstream Participações Ltda. and its subsidiary	Brazil	99.99	99.99
Petrobras Netherlands B.V. - PNBV and its subsidiaries (i)	Holland	100.00	100.00
5283 Participações Ltda.	Brazil	100.00	100.00
FAFEN Energia S.A. and its subsidiary (v)	Brazil		100.00
Baixada Santista Energia Ltda.	Brazil	100.00	100.00
Sociedade Fluminense de Energia Ltda. - SFE	Brazil	100.00	100.00
Termorio S.A.(v)	Brazil		100.00
Termoceará Ltda.	Brazil	100.00	100.00
Termomacaé Ltda	Brazil	100.00	100.00
Termomacaé Comercializadora de Energia Ltda.	Brazil	100.00	100.00
Usina Termelétrica de Juiz de Fora S.A (v)	Brazil		100.00
Fundo de Investimento Imobiliário RB Logística - FII	Brazil	99.00	99.00
Termobahia S.A.	Brazil	98.85	98.85
Petrobras Biocombustível S.A.	Brazil	100.00	100.00
Refinaria Abreu e Lima S.A.	Brazil	100.00	100.00
Cordoba Financial Services Gmbh - CFS and its subsidiary (i)	Austria	100.00	100.00
Companhia Locadora de Equipamentos Petrolíferos S.A. – CLEP	Brazil	100.00	100.00
Comperj Petroquimos Básicos S.A(v)	Brazil		100.00
Comperj PET S.A.(v)	Brazil		100.00
Comperj Participações S.A.	Brazil	100.00	100.00
Comperj Estirênicos S.A.	Brazil	100.00	100.00
Comperj MEG S.A	Brazil	100.00	100.00
Comperj Poliolefinas S.A.	Brazil	100.00	100.00
Breitener Energética S.A. and its subsidiaries	Brazil	65.00	65.00
Cayman Cabiunas Investment CO. (i)	Cayman Islands	100.00	100.00
Ibiritermo S.A.	Brazil	50.00	50.00
Innova S.A.	Brazil	100.00
Companhia de Desenvolvimento de Plantas Utilidades S.A. - CDPU (vi)	Brazil	100.00
Companhia de Recuperação Secundária S.A. – CRSEC	Brazil	100.00

(i) Companies headquartered abroad with financial statements prepared in a foreign currency.

(ii) 11.87% interest in 2011 (11.45% in 2010) of 5283 Participações Ltda.

(iii) 0.09% interest of Petrobras Gás S. A. - Gaspetro.

(iv) 0.05%  interest of Downstream.

(v) Companies merged by Petróleo Brasileiro S.A.

(vi) 20% interest of Comperj Participações S.A.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

Specific purpose entities - SPE	Country	Main activity
Charter Development LLC – CDC (i)	USA	Exploration and Production
Companhia de Desenvolvimento e Modernização de Plantas Industriais – CDMPI	Brazil	Refining
Nova Transportadora do Nordeste S.A. – NTN	Brazil	Logistics
Nova Transportadora do Sudeste S.A. – NTS	Brazil	Logistics
PDET Offshore S.A.	Brazil	Exploration and Production
Fundo de Investimento em Direitos Creditórios Não-padronizados do Sistema Petrobras	Brazil	Corporate

(i)       Companies headquartered abroad with financial statements prepared in foreign currency.

The process for consolidating the equity and income accounts corresponds to the sum of the balances of assets, liabilities, income and expenses, according to their nature, complemented by eliminating the transactions between consolidated companies, in addition to the balances and results not realized financially between these companies.

The Company began to recognize in its financial statements for the years ended December 31, 2011 and 2010 the investments in jointly controlled companies valued by the equity accounting method, which are no longer consolidated proportionally, in conformity with the alternative established in IAS 31 and the corresponding CPC 19 (R1), approved by CVM Resolution 666/11.

This change was applied retroactively to January 1, 2010, with changes in the balances as follows:

a)        Consolidated statement of financial position

	01.01.2010			12.31.2010
	Disclosed (*)	Effect of Proportional Consolidation	Initial balance adjusted 01/01/2010	Disclosed (*)	Effect of Proportional Consolidation	Adjusted Balance
Current assets	74,374	(934)	73,440	106,685	(783)	105,902
Non-current assets	34,923	(574)	34,349	38,470	(752)	37,718
Investments	5,772	2,272	8,044	8,879	2,713	11,592
Property, plant and equipment, net	227,079	(2,432)	224,647	282,838	(2,743)	280,095
Intangible assets	8,271	(1,482)	6,789	83,098	(1,559)	81,539
	350,419	(3,150)	347,269	519,970	(3,124)	516,846

Current liabilities	55,161	(1,068)	54,093	56,834	(886)	55,948
Non-current liabilities	128,363	(1,653)	126,710	152,911	(1,841)	151,070
Shareholder's equity attributable to
Petrobras' shareholders	164,317		164,317	306,766	(1)	306,765
Non-controlling interests	2,578	(429)	2,149	3,459	(396)	3,063
	350,419	(3,150)	347,269	519,970	(3,124)	516,846

(*) Published in the financial statements for the year ended December 31, 2010.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

b)        Consolidated income statement

	2010
	Disclosed	Effect of Proportional Consolidation	Adjusted Balance
Sales revenues	213,274	(1,432)	211,842
Cost of sales	(136,052)	435	(135,617)
Gross profit	77,222	(997)	76,225
Expenses	(30,165)	334	(29,831)
Income before financial result, profit-sharing and taxes	47,057	(663)	46,394
Financial income (expenses), net	2,563	57	2,620
Equity in earnings of investments	208	377	585
Profit-sharing	(1,691)		(1,691)
Income before income taxes	48,137	(229)	47,908
Income tax and social contribution	(12,236)	209	(12,027)
Net income	35,901	(20)	35,881
Net income attributable to:
Shareholder's of Petrobras	35,189		35,189
Non-controlling interests	712	(20)	692

	35,901	(20)	35,881

c)        Consolidated statement of cash flows

	2010
	Disclosed	Effect of Proportional Consolidation	Adjusted Balance
Cash provided by operating activities:	53,435	(564)	52,871
Cash used in investment activities	(105,567)	383	(105,184)
Cash provided by financing activities	53,858	(81)	53,777
Effect of exchange variation on cash and cash equivalents	(437)	143	(294)
Net increase/(decrease) in cash for the year	1,289	(119)	1,170
Cash and cash equivalents at beginning of year	29,034	(788)	28,246
Cash and cash equivalents at end of year	30,323	(907)	29,416

3.1        Reconciliation of the shareholder’s equity and net income of consolidated with that of the parent company

	Shareholders' equity		Net income
	2011	2010	2011	2010
Consolidated - IFRS	332,224	309,828	33,110	35,881
Equity of non-controlling interest	(2,385)	(3,063)	203	(692)
Deferred expenses, net of income tax	636	552	(212)	(153)
Parent company adjusted to International Accounting Standards (CPC)	330,475	307,317	33,101	35,036

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

4                    Summary of significant accounting practices

The accounting policies set below have been applied consistently by the Company on its consolidated and individual financial statements.

4.1        Recognition of revenue, costs and expenses

Sales revenues comprises the amount of the consideration received or receivable for the sale of products and services, net of returns, discounts and charges on sales.

•         Revenue from the sale of crude oil and its derivatives is recognized in the income statement when the risks and rewards of ownership have been transferred to the buyer, which usually occurs upon delivery.

•         Revenue from sale of freight and other services is recognized in accordance with their consummation.

The net financial results include mainly income from interest on financial investments and government bonds, expenses with interest on financing, gains and losses from valuation to fair value according to the classification of the security, as well as net exchange and monetary gains and losses.

Revenues, costs and expenses are recognized on the accrual basis.

4.2        Financial assets and liabilities

4.2.1        Cash and cash equivalents

They consist of short-term investments of high liquidity which are readily convertible into cash, with maturity within three months of the date of acquisition.

4.2.2        Marketable securities

The Company classifies marketable securities on initial recognition, based on Management’s strategies for these securities, in the following categories:

•         Trading securities, which are stated at fair value. Interest, monetary restatement and changes resulting from the valuation to fair value are recorded in the income statement when incurred.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

•         Available-for-sale securities, which stated at fair value. Interest and monetary restatement are recorded in the income statement, when incurred, while the changes resulting from valuation to fair value are recorded in equity valuation adjustments, in shareholders’ equity, and transferred to the income statement for the year, upon settlement.

•         Held-to-maturity securities, which are stated at cost of acquisition, plus interest and monetary restatement, which are recorded in the income statement when incurred.

4.2.3        Accounts receivable

They are initially stated at the amount of the consideration to be received and, subsequently, at amortized cost, and they are deducted from the allowance for uncollectible accounts.

4.2.4        Loans and financing

They are initially recognized at fair value less transaction costs incurred and, after initial recognition, are stated at amortized cost using the effective interest rate method.

4.2.5        Derivative financial instruments and hedge operations

All the derivative financial instruments were recognized in the Company’s statement of financial position, both in assets and liabilities, and are stated at fair value, which is determined based on market closing quotations, when available.

In the operations with derivatives, for hedge against variations in the prices of oil and oil products and currency, the gains and losses resulting from the changes in fair value are recorded in the financial results.

For cash flow hedges operations, the gains and losses resulting from the changes in their fair value are recorded in equity valuation adjustments, in shareholders’ equity, until their settlement.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

4.2.6        Capital

The capital is represented by common and preferred shares which are classified as shareholders’ equity. The expenditures with the issuing of shares are presented as a deduction from shareholders’ equity, as additional paid-in-capital, net of tax effects.

The preferred shares are given priority in the event of reimbursement of capital and receipt of dividends of at least 3%  of the value of the net equity of the share, or 5%  calculated on the part of the capital represented by this type of shares, where the higher amount shall always prevail, participating on the same terms as the common shares, in the capital increases resulting from the incorporation of reserves and profits. Preferred shares do not have any voting rights and are not convertible into common shares and vice versa.

The minimum mandatory dividends comply with the limits defined in the Company’s bylaws and are recognized as liabilities.

4.3        Inventories

Inventories are stated as follows:

•         Raw material comprises mainly the stocks of oil, which are stated at the average value of the importing and production costs, adjusted, when applicable, to their realization value;

•         Oil products and alcohol are stated at average refining or purchase cost, adjusted, when applicable, to their realization value;

•         Materials and supplies are stated at average purchase cost, not exceeding replacement cost. Imports in transit are stated at identified cost.

4.4        Investments

Investments analysis is made subsidiaries, jointly controlled subsidiaries and also in affiliated companies over which management has significant influence, and in other companies which are part of the same group or under common control, are valued by the equity accounting method.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

4.5        Business combinations and goodwill

The purchase is analyzed case by case to determine whether the transaction represents a business combination or a purchase of assets. Transactions between companies under common control do not configure a business combination.

Assets and liabilities acquired in a business combination are stated in accordance with the method of acquisition and are recognized at their respective fair values. Any excess of the cost of acquisition over the fair value of the net assets acquired (identifiable assets and liabilities acquired, net) is recognized as goodwill in intangible assets. When the cost of acquisition is lower than the fair value of the net assets acquired, a gain is recognized in the income statement.

Changes in interests in subsidiaries that do not result in a loss of control are recognized directly in shareholders’ equity, as an additional capital contribution, by the difference between the price paid/received and the book value of the interest purchased/sold.

On the purchases of an interest in subsidiaries and jointly-controlled companies, despite the fact that they do not configure a business combination, the net assets purchased are also recognized at their fair value and the goodwill is presented in the investment.

4.6        Property, plant and equipment, net

Measurement

It is stated at the cost of acquisition or construction, which represents the costs for preparing the asset for operation, monetarily restated during hyperinflationary periods, less accumulated depreciation and loss through impairment. The rights that have as objects tangible assets intended for the maintenance of the Company’s activities, arising from operations that transfer the benefits, risks and control of these assets, are presented at fair value or, if lower, by the present value of the minimum payments of the contract.

The costs incurred with exploration, development and production of oil and gas are recorded according to the successful efforts method. This method establishes that the development costs of all the production wells and the successful exploration wells, linked to economically viable reserves, are capitalized, while the geology and geophysics costs are considered expenses for the period in which they occur and the costs for dry exploration wells and the costs linked to non-commercial reserves are recorded in the income statement when they are thus identified.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

Material expenses with maintenance of the industrial units and ships, which include spare parts, dismantling and assembly services, amongst others, are recorded in property, plant and equipment, net. The financial charges on loans taken out, when directly attributable to the acquisition or construction of assets, are capitalized as part of the costs of these assets. The financial charges that are not directly related to the assets are capitalized based on an average funding rate on the balance of the work in progress. These costs are amortized over the estimated useful lives of the respective assets or by the unit of production method.

Depreciation

The equipment and facilities related to oil and gas production of the developed wells are depreciated in accordance with the monthly volume of production in relation to the proven and developed reserves of each producing field. These reserves are estimated by the Company’s specialized professionals, in accordance with the definitions established by the Securities and Exchange Commission (SEC), and reviewed annually, or in shorter periods of time if there is evidence of material changes. The straight line method is used for assets with a useful life shorter than the life of the field or for assets that are linked to fields in various stages of production.

Land is not depreciated. The other items of property, plant and equipment, net are depreciated according to the straight-line method based on the following estimated useful lives:

Class of assets	Useful life average weighted
Buildings and improvements	25 years (25-40 years)
Equipment and other assets	20 years (3-31 years)

The stoppages for maintenance occur in programmed intervals, on average, of 4 years, and the respective expenses are depreciated as a production cost until the beginning of the following stoppage.

4.7        Intangible Assets

They are stated at the cost of acquisition, less accumulated amortization and losses through impairment. They comprise rights and concessions that include, mainly, the signing bonus paid for obtaining concessions for exploration of oil or natural gas, onerous assignment of exploration rights in blocks of the pre-salt area, public service concessions, in addition to trademarks and patents, software and goodwill from expectations of future profitability resulting from acquisition of a controlling interest. Goodwill resulting from acquisition of an interest in affiliated companies, subsidiaries and jointly controlled subsidiaries is presented in investments.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

The signing bonuses are amortized by the unit of production method in relation to the total proven reserves, while the other intangible assets are amortized on a straight line basis according to their estimated useful life, except for goodwill, which is not amortized.

The onerous assignment of exploration rights will also be amortized by the unit of production method.

4.8        Deferred Charges

The Company maintained the balance of deferred assets as of December 31, 2008 in the individual statement, which will continue to be amortized in up to 10 years, subject to impairment testing in conformity with the Law 11,941/09.

4.9        Impairment of assets

The Company evaluates the items of property, plant and equipment, net, intangible assets with a definite useful life and deferred charges (individual) when there is evidence they will not recover their book values. The assets that have an indefinite useful life, such as goodwill for expectations of future profitability, are tested for impairment annually, regardless of whether there is evidence of impairment or not.

When applying the impairment test to the recoverable value of assets, the carrying value of an asset or a cash generating unit is compared with its recoverable value.  The recoverable value is the higher value between the net sales value of an asset and its value in use. Considering the particularities of the Company’s assets, the recoverable value used for evaluation of the impairment test to recoverable value is the value in use, except when specifically indicated.

This use value is estimated based on the present value of future cash flows, resulting from the Company’s best estimates. The cash flows resulting from continuous use of the related assets are adjusted by the specific risks and  use the pre-tax discount rate. This rate is derived from the structured post-tax rate in the Weighted Average Cost of Capital (WACC). The main assumptions for cash flows are: prices based on the last strategic plan published, production curves associated with existing projects in the Company’s portfolio, market operating costs and investments required for carrying out the projects.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

These evaluations are made at the lowest level of assets for which there are identifiable cash flows. Assets connected with the exploration and development of oil and gas production are reviewed annually, field by field, in order to identify possible losses on recovery based on the estimated future cash flow.

Reversal of previously recognized losses is permitted, except in relation to the decrease in the value of goodwill for expectations of future profitability.

4.10    Leases

The liabilities of lease agreements with transfer of benefits, risks and control of the assets are recognized in liabilities as financial leasing. In the cases where the Company is lessor, these agreements are recognized as receivables in assets. The other lease agreements are classified as operating leases and the payments are recognized as an expense in the income statement during the term of the contract.

4.11    Abandonment of wells and dismantling of areas

The future liability for abandonment of wells and dismantling the production area is stated at its present value, discounted at a risk free rate and is fully recorded at the time of the declaration of commercial viability of each field, as part of the costs of the related assets (property, plant and equipment, net) as a contra entry to the provision recorded in the liabilities that will bear these expenses. The interest incurred through the updating of the provision is classified as a financial expense.

4.12    Income tax and social contribution

These taxes are calculated and recorded based on the rate of 25% for income tax and 9% for social contribution on taxable income. Deferred taxes and social contributions are recognized as a result of temporary differences, tax loss carry forwards and negative basis of social contribution, when applicable.

For purposes of calculating the income tax and social contribution on current income, the Company adopted the Transition Tax Regime, as established by Law 11,941/09, i.e. for calculating  taxable income it considered  the accounting criteria of Law 6,404/76 before the amendments of Law 11,638/07. The taxes on temporary differences, generated by adopting the new corporate law were recorded as deferred taxes and contributions, assets and liabilities.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

4.13    Employee’s benefits

Provisions are recorded for the actuarial commitments with pension, retirement plans, and the health care plans, based on an actuarial calculation prepared annually by an independent actuary, in accordance with the projected credit unit method, net of the guarantor assets of the plan, when applicable, and the costs referring to the increase in the present value of the liability, resulting from the service provided by the employee, recognized during the employees’ time of service.

The projected credit unit method considers each period of service as a generating fact for an additional unit of benefit, which is accumulated for the computation of the final obligation. Additionally, other actuarial assumptions are used, such as  estimates of the evolution of costs with health care benefits, biological and economic hypotheses and, also, past data on expenses incurred and contributions from employees.

The actuarial gains and losses resulting from adjustments based on experience and on changes in the actuarial assumptions are included or excluded, respectively, when determining the net actuarial commitment and are amortized over the average period of service remaining for the active employees in accordance with the corridor method.

The Company also contributes to the national pension and social security plans of international subsidiaries, with defined contribution characteristics, whose percentages are based on the payroll, and these contributions are taken to the income statement when incurred.

4.14    Government subsidies and assistance

Government subsidies for investments are recognized as revenue throughout the period, compared with the expenses that it intends to offset on a systematic basis, and are invested in Petrobras in the following manner:

•         Subsidies with reinvestments: in the same proportion as the depreciation of the asset, and

•         Direct subsidies related to the operating profit: directly in the income statement.

The amounts recognized in the income statement will be distributed to the tax incentive reserve, in shareholders’ equity.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

4.15    New standards and interpretations

During 2011 the following standards issued by IASB entered into force but did not have an impact on the Company’s financial statements:

•         Revised version of IAS 24 - Related Party Disclosures

•         IFRIC 19 - Extinguishing Financial Liabilities with Equity Instruments

•         Amendment of IFRIC 14 - Prepayments of a Minimum Funding Requirement

•         Amendment of IAS 32 - Classification of Rights Issues

The standards issued by IASB that have not yet entered into force and whose adoption had not been anticipated by the Company as of December 31, 2011 are as follows:

Standards	Description	Term (*)
Amendments to IFRS 7	Disclosures : Transfers of Financial Assets .	July 1, 2011
Amendments to IAS 12	Deferred Tax: Recovery of Underlying Assets . Establishes criteria for calculating the tax base of an asset.	January 1, 2012
IFRS 10	"Consolidated Financial Statements ". Establishes principles for the preparation and presentation of consolidated financial statements when an entity controls one or more other entities.	January 1, 2013
IFRS 11	“Joint Arrangements ”. Establishes principles for disclosure of financial statements of entities that are parties of joint agreements.	January 1, 2013
IFRS 12	“Disclosure of Interests in Other Entities ”. Consolidates all the requirements of disclosures that an entity should carry out when participating in one or more other entities.	January 1, 2013
IFRS 13	“Fair Value Measurement ”. Establishes fair value, explains how to calculate it and determines what must be disclosed about this form of calculation.	January 1, 2013
Amendments to IAS 1	“Presentation of Items of Other Comprehensive Income ”. Includes in Other Comprehensive Income items that may be reclassified as profit or loss in the income statement for the year.	January 1, 2013
Amendments to IAS 19	“Employee Benefits ”. Eliminates the corridor method for recognizing actuarial gains or losses, simplifies the presentation of changes in assets and liabilities of defined benefit plans and expands the disclosure requirements.	January 1, 2013
Amendments to IFRS 7	“Disclosures – Offsetting Financial Assets and Financial Liabilities ”. Establishes disclosure requirements for compensation agreements of financial assets and liabilities.	January 1, 2013
Amendments to IFRS 9	“Mandatory Effective Date of IFRS 9 and Transition Disclosures ”. Postpones the date of enforcement of IFRS 9 to 2015 . Also eliminates the requirement for republication of comparative information and requires additional disclosures about the transition to IFRS 9.	January 1, 2015

(*) Standards valid as from the years beginning on or after these dates.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

The Company is assessing the impacts of the amendment to IAS 19 on its financial statements. With respect to the other amendments and new standards listed above, the Company estimates that their adoption will not have a material impact on its financial statements.

5                    Cash and cash equivalents

	Consolidated		Parent company
	2011	2010	2011	2010

Cash and banks	3,731	3,294	672	437
Financial investments
- In Brazil
Investment funds - Deposits	10,301	11,262	9,210	10,119
Other investment funds	4,275	1,750	2,623	325
	14,576	13,012	11,833	10,444
- Abroad	17,440	13,110	6,353	9,114
Total financial investments	32,016	26,122	18,186	19,558
Total cash and cash equivalents	35,747	29,416	18,858	19,995

Financial investments in Brazil are represented by investment funds whose resources are invested in federal government bonds and investments in quotas of the investment fund in credit rights (FIDC) of the Petrobras System.

Investments abroad comprise time deposits with terms of up to 3 months and other short-term fixed income instruments, made with major institutions.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

6                    Marketable securities

	Consolidated		Parent company
	2011	2010	2011	2010
For trading	16,785	25,651	16,785	25,588
Available-for-sale	5,479	5,303	5,210	5,125
Held-to-maturity	291	257	6,849	7,767
	22,555	31,211	28,844	38,480
Current	16,808	26,013	23,625	33,731
Non-current	5,747	5,198	5,219	4,749

Available-for-sale securities include Series B  National Treasury Notes (NTN-B) in the amount of R$ 5,401 (R$ 5,137 in the Parent company) as of December 31, 2011, indexed to the amplified consumer price index (IPCA), with payment of half yearly coupons of  6 % p.a. and maturities in 2024 and 2035, and are presented in non-current assets. A part of these NTN-B was given in guarantee to Petros in 2008, after signing the Term of Financial Commitment, as described in Note 21.

The securities for trading refer mainly to investments in public bonds with maturity terms of more than 90 days and are presented in current assets considering their expectation of realization in the short term.

The held-to-maturity securities in the Parent company include investments in the nonstandard credit assignment investment fund (FIDC-NP) related to non-performing credit rights of its operating activities in the amount of R$ 6,840 at December 31, 2011 and are presented in current assets.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

7                    Accounts receivable

7.1        Accounts receivable, net

	Consolidated		Parent company
	2011	2010	2011	2010

Trade Accounts Receivable
Third parties	20,048	16,428	3,207	3,199
Related parties (Note 18)
Subsidiaries and affiliated companies	1,549	1,116	26,146	40,127
Receivables from the electricity sector	2,952	3,145	1,099	2,315
Petroleum and alcohol accounts - STN	832	822	832	822
Other	5,565	4,671	3,029	2,733
	30,946	26,182	34,313	49,196

Allowance for uncollectible accounts	(2,790)	(2,681)	(402)	(466)
	28,156	23,501	33,911	48,730
Current	22,053	18,069	21,068	17,701
Non-current	6,103	5,432	12,843	31,029

7.2        Changes in allowance for uncollectible accounts

	Consolidated		Parent company
	2011	2010	2011	2010
Opening balance	2,681	2,531	466	306
Additions (*)	586	356	238	169
Write-offs/ Reversals (*)	(477)	(206)	(302)	(9)
Closing balance	2,790	2,681	402	466

Current	1,685	1,715	402	466
Non-current	1,105	966

(*)  It includes exchange variation on allowance for uncollectible accounts recorded in companies abroad.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

7.3        Accounts receivable - overdue

	Consolidated		Parent company
	2011	2010	2011	2010
Up to 3 months	1,411	817	800	500
From 3 to 6 months	215	162	82	56
From 6 to 12 months	264	211	64	41
More than 12 months	2,982	3,017	447	570

8                    Inventories

	Consolidated		Parent company
	2011	2010	2011	2010
Products:
Oil products (*)	9,166	6,254	7,550	4,957
Alcohol (*)	782	477	289	123
	9,948	6,731	7,839	5,080

Raw materials, mainly crude oil (*)	14,847	9,504	11,718	7,300
Maintenance materials and supplies (*)	3,369	3,253	2,911	2,864
Other	367	261	33	14
	28,531	19,749	22,501	15,258
Current	28,447	19,675	22,434	15,199
Non-current	84	74	67	59

(*) It includes imports in transit.

9                    Restrict deposits for legal proceedings and guarantees

The restrict deposits for legal proceedings and guarantees are presented according to the nature of the corresponding lawsuits:

	Consolidated		Parent company
Non-current asset	2011	2010	2011	2010
Labor	1,131	928	1,087	888
Tax (*)	1,264	1,192	963	912
Civil (*)	455	596	416	558
Other	105	74	98	68
Total	2,955	2,790	2,564	2,426

(*) Net of deposits related to judicial proceedings for which a provision is recorded, when applicable.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

10               Purchases and sales of assets

10.1   Business combinations

Companhia de Desenvolvimento de Plantas Utilidades S.A (CDPU)

On December 23, 2011, Petrobras purchased 80% of Companhia de Desenvolvimento de Plantas Utilidades S.A (CDPU) for R$ 20. With this transaction the Company now holds 100% of CDPU.

CDPU is a utilities center that concentrates the units for generating electricity and steam, treating water and industrial effluents for the Petrochemical Complex of Rio de Janeiro (COMPERJ).

Gas Brasiliano Distribuidora S.A.

On July 29, 2011, Petrobras Gás S.A. (Gaspetro) purchased 100% of the shares of Gas Brasiliano Distribuidora S.A. (GBD) for R$ 425 (equivalent to US$ 271 million). The appraisal of the fair value of the assets and liabilities has not been concluded and, therefore, preliminarily, goodwill of R$ 19 has been recognized.

The transaction was authorized by the São Paulo regulatory agency in April 2011 and the addendum to GBD’s concession agreement was signed in July 2011, complying with the conditions established in the agreement entered into with Ente Nazionale Idrocarburi S.p.A.  (ENI ) in 2010.

GBD holds the concession for the natural gas distribution service in the north west of the State of São Paulo. The concession agreement began in December 1999 with a duration of 30 years and it may be renewed for another 20 years.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

10.2   Acquisition of interests in jointly-controlled subsidiaries and in affiliated companies

BSBios Indústria e Comércio de Biodiesel Sul Brasil S.A.

On July 1, 2011, Petrobras Biocombustível S.A. purchased 50% of a corporate interest in BSBios Indústria e Comércio de Biodiesel Sul Brasil S.A. through payment of R$ 133 as follows: R$ 76 in currency and a contribution of R$ 57 referring to the interest in BSBios Marialva Indústria e Comércio de Biodiesel S.A.

Valuation of net assets at fair value – Nova Fronteira, Bioóleo, Braskem, Guarani and Total Canavieira

In 2010, the Company signed investment agreements for investing in the capital of the companies Nova Fronteira Bioenergia S.A., Bioóleo Industrial e Comercial Ltda, Braskem S.A., Guarani S.A and Total Agroindústria Canavieira S.A. In 2011, appraisals of the net assets purchased at fair value were concluded, as follows:

	Jointly controlled		Affiliated cmpanies
	Nova Fronteira	Bioóleo	Braskem	Guarani	Total Agroindútria Canavieira	Total
Consideration transferred for the purchase	432	18	2,805	878	155	4,288
Interest in the fair vaue of the net assets acquired	(425)	(16)	(2,240)	(799)	(89)	(3,569)
Goodwill for expectations of future profitability	7	2	565	79	66	719

Interest acquired of total capital (%)	49.00%	50.00%	10.69%	31.44%	43.58%

The interest in the fair value of the net assets acquired includes a surplus value of property, plant and equipment, net and intangible assets in the amount of R$ 358 which is classified as investments, as well as goodwill in the amount of R$ 719.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

10.3   Acquisition of non-controlling interests

Specific Purpose Entities - SPE

The Company exercised option for purchase of SPE during 2011 which resulted in an increase of R$ 910 in the shareholders’ equity attributable to its shareholders, as additional paid-in-capital, as follows:

Date of option	Corporate name of SPE	% of shares	Additional paid-in- capital
01/12/2011	Companhia Mexilhão do Brasil - CMB	100%	112
11/11/2011	Transportadora Gasene S.A. - Gasene	100%	789
12/09/2011	Companhia de Recuperação Secundária - CRSec	100%	9
			910

As from this purchase option Gasene Participações Ltda, former parent company of Transportadora Gasene, ceased to be consolidated in Petrobras.

Innova S.A.

As of March 31, 2011, Petrobras now directly owns 100% of the capital of Innova, a petrochemical company located in the industrial park of Triunfo (RS), which was indirectly controlled by Petrobras Argentina (Pesa). The amount of the transaction was US$ 332 million (equivalent to R$ 551), where US$ 228 million was paid in April of 2011 and US$ 104 million falls due on October 30, 2013 restated by 12 month LIBOR as from the date of signing the  share purchase agreement (SPA). This transaction resulted in a decrease of R$ 90 in the equity attributable to the shareholders of Petrobras, as a result of the decrease in the non-controlling interest in this venture.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

10.4   Sale of assets and other information

Cia Energética Suape II

Petrobras holds a 20% interest in Energética Suape II S.A, whose purpose is the construction of a thermoelectric power station in the municipality of Cabo de Santo Agostinho - PE, with an output of 380 MW. The remaining interest (80%) belongs to Nova Cibe Energia S.A.

On May 31, 2011, Petrobras deposited R$ 48.4 for the shares not subscribed by Nova Cibe, for which the exercise of the purchase option occurred on May 5, 2011, as established in the Suape II Shareholders’ Agreement.

Petrobras holds the deposit as a right to acquisition of an equity interest under Investments, until resolution of the conflict in a seat of arbitration.

Albacora Japão Petróleo Ltda.

On May 6, 2011, Petrobras exercised its purchase option for the oil production assets of SPE Albacora Japão Petróleo Ltda for the amount of R$ 10 thousand. As from this purchase option, the SPE ceased to be consolidated in Petrobras, due to compliance with the related contractual obligations.

Sale of the San Lorenzo refinery and part of the distribution network in Argentina

On May 2, 2011, the Company sold refining and distribution assets in Argentina to Oil Combustibles S.A. for US$ 102 million, pursuant to an agreement signed in 2010. The transaction, which is subject to approval by the Argentine regulatory agency, comprises a refinery located in San Lorenzo in the province of Santa Fé, a fluvial plant, a fuel trading network connected to the refinery (approximately 360 sales outlets and associated wholesale clients), as well as the inventories of oil and oil products.

Logum Logística S.A

On March 1, 2011, the corporate name of PMCC Soluções Logística de Etanol S.A. was changed to Logum Logística S.A., in accordance with the shareholders’ agreement. The shareholding breakdown is as follows: Petrobras - 20%; Copersucar S.A.- 20%; Raizen Energia S.A. - 20%; Odebrecht Transport Participações S.A. - 20%; Camargo Correa Óleo e Gás S.A. - 10% and Uniduto Logística S.A. - 10%.

Logum will be responsible for the construction of a multimodal logistics system for the transport and storage of ethanol, and the development and operation of the system which involves a polyduct, waterways, roads and coastal shipping.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

Merger of Subsidiaries

In 2011, the Special General Shareholders’ Meetings of Petrobras approved the merger of subsidiaries into its equity, without a capital increase, as follows:

Date of the Special General Shareholders' Meeting	Corporate name of SPE
01/31/2011	Comperj Petroquímicos Básicos S.A. and Comperj PET S.A.
04/04/2011	Companhia Mexilhão do Brasil - CMB
12/19/2011	Termorio S.A., Usina Termelétrica de Juiz de Fora S.A. and Fafen Energia S.A.

These mergers aim to simplify the corporate structure and minimize costs.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

11               Investments

11.1    Information on subsidiaries, jointly controlled subsidiaries and affiliated companies

		Thousands of shares/quotas
	Subscribed capital as of December 31, 2011	Common shares/quotas		Preferred shares	Shareholders’ equity (unsecured liabilities)		Net income (loss) for the year
Subsidiaries
Petrobras Netherlands B.V. - PNBV	7,223	26,057			14,376		3,666
Petrobras Gás S.A. - Gaspetro	6,615	3,103		775	10,573		823
Petrobras Distribuidora S.A. - BR	5,153	42,853,453			10,095		1,267
Petrobras Química S.A. - Petroquisa	3,788	13,508,637		12,978,886	4,515		(501)
Petrobras Transporte S.A. - Transpetro	2,464	2,464,466			3,241		629
Refinaria Abreu e Lima S.A.	2,889	2,889,240			2,998		(738)
Petrobras Biocombustível S.A.	1,902	190,239			1,477		(208)
Companhia Locadora de Equipamentos Petrolíferos S.A. - CLEP	827	180,000			1,473		(3)
Petrobras International Finance Company - PifCo	531	300,050			(1,364)		(633)
Downstream Participações Ltda.	1,227	1,226,500	(*)		1,146		(482)
Termomacaé Ltda	634	634,015	(*)		743		177
Comperj Poliolefinas S.A.	651	65,108			651
Petrobras International Braspetro - PIB BV	6	2,837			461		1,255
INNOVA S.A.	307	57,600		5,747	374		39
Termoceará Ltda.	275	275,226	(*)		319		41
Petrobras Comercializadora de Energia Ltda. - PBEN	217	216,852	(*)		270		45
Baixada Santista Energia Ltda.	297	297,136	(*)		241		(22)
Braspetro Oil Services Company - Brasoil	351	106,210			216		(18)
Termomacaé Comercializadora de Energia Ltda.	78	77,599	(*)		115		70
Sociedade Fluminense de Energia Ltda. - SFE	56	55,556	(*)		104		108
Comperj Estirênicos S.A.	87	8,739			87
Comperj MEG S.A	77	7,696			77
5283 Participações Ltda.	1,423	1,422,603	(*)		55		143
Breitener Energética S.A.	160	160,000			46		(77)
Cordoba Financial Services GmbH	5	1	(**)		42
Termobahia S.A.	312	52			41		7
Petrobras Negócios Eletrônicos S.A. - E-Petro	21	21,000			28		2
Companhia de Desenvolvimento de Plantas Utilidades S.A. - CDPU	25	25,001			25
Fundo de Investimento Imobiliário RB Logística - FII	1	117,127	(*)		11		8
Companhia de Recuperação Secundária S.A. - CRSEC		43,456			9
Comperj Participações S.A.	18	1,771			8		(9)
Braspetro Oil Company - BOC		1	(**)				106
Cayman Cabiunas Investment Co.		100	(**)	25,500

Jointly controlled subsidiaries
UTE Norte Fluminense S.A.	481	481,432			1,008		549
Termoaçu S.A.	700	699,737			726		15
Logum Logística S.A.	300	430,556			264		(26)
Brasil PCH S.A.	109	94,188		14,844	164		50
Cia Energética Manauara S.A	45	45,000			143		27
Ibiritermo S.A.	8	7,652			95		35
Brasympe Energia S.A.	26	260,000			78		8
Participações em Complexos Bioenergéticos S.A. - PCBIOS	63	62,850			62		(3)
Refinaria de Petróleo Riograndense S.A.	15	5,158		10,138	52		17
Eólica Mangue Seco 4 - Geradora e Comercializadora de Energia Elétrica S.A.	40	39,918			42		3
Eólica Mangue Seco 3 - Geradora e Comercializadora de Energia Elétrica S.A.	39	38,911			41		4
Eólica Mangue Seco 2 - Geradora e Comercializadora de Energia Elétrica S.A.	35	35,353			38		4
Brentech Energia S.A.	39	25,901			35
Eólica Mangue Seco 1 - Geradora e Comercializadora de Energia Elétrica S.A.	34	35,433			34		2
GNL do Nordeste Ltda.	1	7,507	(*)

Affiliated companies
Braskem	8,043	451,669		349,997	9,928	(***)	(337)	(***)
BRK - Investimentos Petroquímicos	2,432	269,193			5,120		(281)
UEG Araucária Ltda.	707	707,440	(*)		638		(6)
Fundo de Investimento em Participações de Sondas	259	261,573	(*)		256		(3)
Sete Brasil Participações S.A.	270	16,500			212		(59)
Termoelétrica Potiguar S.A. - TEP	37	6,159			92		4
Energética SUAPE II	140	139,977			56		(27)
Energética Camaçari Muriçy I Ltda.	67	67,260			22		(15)
Companhia Energética Potiguar S.A.	8	1			21		11
Arembepe Energia S.A.	90	90,218			11		(34)
Bioenergética Britarumã S.A.		110

(*) Quotas

(**) Number of shares in units

(***) Data with respect to 09/30/2011 - the most recent data available on the market.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

11.2    Investments (Consolidated)

	2011	2010
Affiliated and jointly controlled subsidiaries
BRK Investimentos Petroquímicos S.A.	3,098	3,271
Other petrochemical investments	3,128	3,224
Gas distributors	1,056	960
Guarani S.A.	847	680
Termoaçu S.A.	538	524
Petroritupano - Orielo	458	413
Nova Fronteira Bionergia S.A.	434	243
Petrowayu - La Concepción	330	327
Distrilec S.A.	216	228
Petrokariña - Mata	195	212
UEG Araucária	128	128
Transierra S.A.	122	101
Other affiliated and jointly controlled subsidiaries	1,468	1,098
	12,018	11,409

Other investments	230	183
	12,248	11,592

11.3    Investments in listed companies

	Lot of a thousand shares			Quotation on stock exchange (R$ per share)		Market value
Company	2011	2010	Type	2011	2010	2011	2010

Subsidiaries
Petrobras Argentina	678,396	678,396	ON	2.70	4.46	1,832	3,026
						1,832	3,026

Affiliated companies
Braskem	212,427	212,427	ON	11.78	17.80	2,502	3,781
Braskem	75,793	75,793	PNA	12.80	20.37	970	1,544
Quattor Petroquímica (*)		46,049	PN		6.99		322
						3,472	5,647

(*)   On February 3, 2011, the company was delisted from the Brazilian Securities Commission (CVM) due to the merger of its shares by Braskem.

The market value of these shares does not necessarily reflect the realizable value of a representative lot of shares.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements

(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

11.4   Change in Investments

					Result

	Balance at 12/31/2010	Acquisition and paying in of capital	Additional capital contribution	Write-off through incorporation /capital decrease	Equity accounting	Other comprehensive results	Dividends	Balance at 12/31/2011

Subsidiaries
PNBV	8,599				3,524	1,617		13,740
Gaspetro	7,555	1,726	705		824		(236)	10,574
Petrobras Distribuidora	9,116				1,267	4	(427)	9,960
Petroquisa	3,997	915			(512)	20	96	4,516
Transpetro	2,568	392			624	18	(456)	3,146
Refinaria Abreu e Lima	2,015	1,721			(739)			2,997
CLEP	1,473				(3)	3		1,473
PBIO	1,194	506			(191)	(32)		1,477
Downstream	1,623				(499)			1,124
Termomacaé Ltda	734				177		(168)	743
COMPERJ Poliolefinas	309	342						651
PIBBV					550	(150)		400
INNOVA		551	(165)		39	(48)		377
Termoceará	278				41			319
PBEN	370				45		(145)	270
Baixada Santista	249	14			(22)			241
SFE	187				108		(192)	103
COMPERJ Estirênicos	76	11						87
COMPERJ MEG	77							77
Termorio	2,371			(2,526)	300		(145)
COMPERJ PET	272			(272)
UTE Juiz de Fora	132			(150)	36		(18)
FAFEN	343			(429)	87			1
COMPERJ Petroquímicos	2,425			(2,426)	1
Other subsidiaries	291	37	120	(140)	196	34	(185)	353
Jointly controlled subsidiaries	880	112	(4)		118	(1)	(54)	1,051
Affiliated companies	2,581	47			(109)	(840)	(36)	1,643
	49,715	6,374	656	(5,943)	5,862	625	(1,966)	55,323

							2011	2010

				Subsidiaries, jointly controlled subsidiaries and affiliated companies			55,323	49,715
				Goodwill			3,056	2,242
				Unrealized income of the Parent company			(1,340)	(1,150)
				Other investments			200	148
				Total investments			57,239	50,955

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements

(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

11.5    Summarized information on jointly controlled subsidiaries and affiliated companies

The Company invests in jointly controlled subsidiaries and affiliated companies abroad, whose activities are related to petrochemical companies, gas distributors, biofuels, thermoelectric power stations, refineries and others. The summarized accounting information is as follows:

	2011
	Jointly controlled subsidiaries		Affiliated companies
	In Brazil	Abroad	In Brazil	Abroad

Current assets	4,520	1,235	12,181	3,358
Non-current assets	1,497	382	3,967	752
Property, plant and equipment, net	7,653	2,345	23,017	2,243
Other non-current assets	131	832	4,390
	13,801	4,794	43,555	6,353

Current liabilities	3,107	2,073	10,253	3,187
Non-current liabilities	3,747	1,485	20,546	373
Shareholders' equity	6,927	1,049	12,539	2,793
Non-controlling interestest	20	187	217
	13,801	4,794	43,555	6,353

Sales revenues	9,243	3,276	36,033	1,765
Net Income for the Year	1,418	231	(396)	433
Ownership percentage - %	10% to 83%	33% to 51%	10% to 44%	22% to 36%

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements

(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

12               Property, plant and equipment, net

12.1    By type of asset

	Consolidated					Parent company
	Land, buildings and improvements	Equipment and other assets	Assets under construction (*)	Expenditures on exploration & development Production of oil and gas (producing fields)	Total	Total
Balance at January 1, 2010	7,260	69,241	116,423	31,262	224,186	149,447
Additions	220	2,827	57,546	3,157	63,750	49,506
Capitalized interest			5,508		5,508	4,223
Business combinations	87	100	25		212
Write-offs	(137)	(91)	(1,522)	(1,090)	(2,840)	(1,493)
Transfers	1,886	34,207	(39,000)	7,899	4,992	(1,863)
Depreciation, amortization and depletion	(591)	(7,677)		(5,730)	(13,998)	(10,149)
Impairment - formation		(181)		(265)	(446)	(434)
Impairment - reversal		131		408	539	538
Cumulative translation adjustment	31	(1,383)	(402)	(54)	(1,808)
Balance at December 31, 2010	8,756	97,174	138,578	35,587	280,095	189,775
Cost	12,412	160,543	138,578	77,555	389,088	271,824
Accumulated depreciation, amortization and
depletion	(3,656)	(63,369)		(41,968)	(108,993)	(82,049)
Balance at December 31, 2010	8,756	97,174	138,578	35,587	280,095	189,775
Additions	169	2,730	53,690	3,139	59,728	42,222
Capitalized interest			7,325		7,325	5,788
Business combinations			24		24
Write-offs	(41)	(421)	(2,221)	(568)	(3,251)	(2,258)
Transfers	4,205	31,283	(40,294)	14,812	10,006	4,531
Depreciation, amortization and depletion	(799)	(9,769)		(6,566)	(17,134)	(12,344)
Impairment - formation		(91)	(276)	(391)	(758)	(473)
Impairment - reversal	3	27		66	96	61
Cumulative translation adjustment	66	3,548	1,733	789	6,136
Balance at December 31, 2011	12,359	124,481	158,559	46,868	342,267	227,302
Cost	16,865	195,977	158,559	97,671	469,072	321,469
Accumulated depreciation, amortization and
depletion	(4,506)	(71,496)		(50,803)	(126,805)	(94,167)
Balance at December 31, 2011	12,359	124,481	158,559	46,868	342,267	227,302

Weighted average of useful life in years	25 (25 to 40) excluding land	20 (3 to 31)		Unit of production method

(*) It includes assets for exploration and development of production of oil and gas.

At December 31, 2011, the property, plant and equipment, net of Consolidated and the Parent company includes assets originating from lease agreements that transfer benefits, risks and control in the amount of R$ 178 and R$ 10,921, respectively (R$ 789 and R$ 17,506 at December 31, 2010).

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements

(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

12.2    Breakdown by time of useful life - Consolidated

Buildings and improvements, equipment and other assets
Estimated useful life	Cost	Accumulated depreciation	Balance at 12/31/2011
Up to 5 years	8,088	(4,728)	3,360
6 - 10 years	33,005	(16,150)	16,855
11 - 15 years	3,347	(1,582)	1,765
16 - 20 years	39,665	(15,942)	23,723
21 - 25 years	44,826	(11,040)	33,786
25 - 30 years	41,072	(5,786)	35,286
30 years onwards	5,086	(3,337)	1,749
Units of production method	36,152	(17,437)	18,715
	211,241	(76,002)	135,239

Buildings and improvements	15,264	(4,506)	10,758
Equipment and other assets	195,977	(71,496)	124,481

12.3    Depreciation

	Consolidated		Parent company
	2011	2010	2011	2010
Portion absorbed in funding:
Of assets	9,165	7,130	5,890	4,752
Of exploration and production expenditures	6,126	5,344	5,112	4,326
Capitalization of/provision for costs for abandonment of wells	440	386	396	327
	15,731	12,860	11,398	9,405

Portion recorded directly in the results	1,403	1,138	946	744
	17,134	13,998	12,344	10,149

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements

(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

12.4    Impairment of assets

Exploration and Production

The evaluation of recoverability of the assets resulted in a loss of  R$ 473, which is related mainly to the assets in production in Brazil. The oil and natural gas fields that presented losses are at the maturity stage of their useful lives and, considering the levels of their future production and their cost structures, they have indicated the need for a decrease in their recoverable value.

This evaluation also indicated that the loss through devaluation, recognized in prior periods for some oil and natural gas fields, decreased or ceased to exist, considering, especially, the management of a reserve that resulted in an increase in recovery of the reserves, which resulted in a reversal in the amount of R$ 61.

Refining, Transportation & Marketing

In light of the flattening of the margins of the products in the Petroquímica Suape Complex in their markets, as well as the increase in the total investment of the projects, the book value of property, plant and equipment, net was determined as greater than its recoverable amount and an adjustment for impairment of R$ 109 in Petroquímica Suape and R$ 167 in Citepe was recognized.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements

(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

13               Intangible assets

13.1    By type of asset

	Consolidated					Parent company
		Software
	Rights and concessions	Acquired	Developed in-house	Goodwill from expectations of future profitability	Total	Total
Balance at January 1, 2010	4,237	368	1,355	829	6,789	3,216
Addition	310	88	321		719	455
Oil exploration rights – Onerous assignment	74,808				74,808	74,808
Acquisition through business combination
Capitalized interest			26		26	25
Write-off	(318)	(3)	(2)		(323)	(42)
Transfers	234	(11)	32	84	339	14
Amortization	(123)	(119)	(371)		(613)	(434)
Impairment - formation	(56)				(56)
Accumulated translation adjustment	(140)	(3)		(7)	(150)
Balance at December 31, 2010	78,952	320	1,361	906	81,539	78,042
Addition	829	110	336	19	1,294	411
Acquisition through business combination				4	4
Capitalized interest			36		36	36
Write-off	(286)	(5)	(12)		(303)	(172)
Transfers	22	19	(36)	(4)	1	(1)
Amortization	(138)	(113)	(341)		(592)	(430)
Impairment - formation	(2)				(2)
Accumulated translation adjustment	277	6		24	307
Balance at December 31, 2011	79,654	337	1,344	949	82,284	77,886
Estimated useful life - years	25	5	5	Undefined

13.2    Oil exploration rights – Onerous assignment

At December 31, 2011, the Company’s intangible assets include an onerous assignment agreement in the amount of R$ 74,808, entered into in 2010 between the Federal Government (assignor) and the National Agency for Petroleum, Natural Gas and Biofuels - ANP (regulator and inspector), referring to the right to carry out prospection and drilling activities for oil, natural gas and other liquid hydrocarbons located in blocks in the pre-salt area (Franco, Florim, Nordeste de Tupi, Entorno de Iara, Sul de Guará e Sul de Tupi), limited to the production of 5 billion oil equivalent barrels in up to 40 years.

On February 8,  2012, the Company concluded the drilling of the first well of the onerous assignment, the results of which proved the extent of the oil reserves located to the Northwest of the discovery well of the Franco area. Immeditely afterwards Petrobras will conduct a formation test to assess the productivity and will continue with the activities and investments established in the contract.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements

(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

The agreement for concession of the rights establishes that at the time of the declaration of the commerciality of the reserves there will be a review of volumes and prices, based on independent technical reports.

If the review determines that the acquired rights reach an amount greater than that initially paid, the Company may pay the difference to the Federal Government, recognizing this difference as an intangible asset, or it may reduce the total volume acquired in the terms of the agreement. If the review determines that the acquired rights result in an amount lower than that initially paid by the Company, the Federal Government will reimburse the difference in legal tender or bonds, subject to the budgetary laws.

When the effects of the abovementioned review become probable and measurable, the Company will make the respective adjustments to the purchase prices.

The agreement also establishes minimum commitments with respect to local acquisition of goods and services from Brazilian suppliers in the exploration stage and in the development of production stage which will be subject to proof with ANP. In the event of non-compliance, ANP will be able to apply administrative and pecuniary sanctions established in the contract.

13.3    Devolution of areas in the exploration stage to ANP

In fiscal year 2011, the rights to the exploration blocks returned to the National Agency of Petroleum, Natural Gas and Biofuels (ANP) totalled R$ 158 (R$ 40 in 2010) and are as follows:

•         Blocks – Exclusive concession of Petrobras:

-          Rio do Peixe basin: RIOP- T-41.

-          Santos basin: S-M-613, S-M-1356, S-M-1480.

-          Pelotas Sea basin: P-M-1267, P-M-1349.

-          Potiguar basin: POT-T-706

•         Blocks in partnership (devolved by Petrobras or by its operators):

-          Santos basin: S-M-1227, S-M-792, S-M-791, S-M-1162, S-M-320, S-M-1163, S-M-731.

-          Espírito Santo land basin: ES-T-401.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements

(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

13.4    Devolution to ANP of oil and natural gas field operated by Petrobras

During 2011, Petrobras devolved to ANP the Mutum field, located in the Sergipe/Alagoas basin.

13.5    Concession of services for distribution of piped natural gas

At December 31, 2011, the intangible assets include concession agreements for the distribution of piped natural gas in Brazil for a total of R$ 456, with maturities between 2029 and 2043, which may be extended. The concessions establish distribution to the industrial, residential, commercial, vehicular, air conditioning, transport and other sectors.

The remuneration for providing services consists, basically, of the combination of operating costs and expenses, and return on invested capital. The fees charged for the volume of gas distributed are subject to periodic reviews and adjustments by the state regulatory agency.

At the end of the concessions, the agreements provide for compensation to the Company of the investments tied to returnable assets, according to surveys, evaluations and settlements to be made in order to determine the amount.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements

(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

14               Exploration activities and valuation of oil and gas reserves

The exploration and evaluation activities cover the search for oil and gas reserves from the obtaining of the legal rights to explore a specific area until the declaration of the technical and commercial viability of the reserves. The amounts involved in these activities are as follows:

	Consolidated		Parent company
	2011	2010	2011	2010
Capitalized balances in assets
Intangible assets	78,167	78,400	75,990	76,221
Property, plant and equipment, net	19,623	15,729	11,145	9,309
Total assets	97,790	94,129	87,135	85,530

Exploration costs recognized in results
Expenses with geology and geophysics	1,723	1,421	1,400	1,113
Economically unviable projects (including dry wells and signing bonus)	2,504	2,081	2,243	1,495
Other exploration expenses	170	302
Total expenses for the year	4,397	3,804	3,643	2,608
Cash used in activities
Operating	1,856	1,395	1,400	1,113
Investments	10,736	15,600	8,942	14,297
Total cash used for the year	12,592	16,995	10,342	15,410

15               Accounts payable to suppliers

	Consolidated		Parent company
	2011	2010	2011	2010

Current liabilities
Third parties
In Brazil	12,259	10,200	9,252	7,418
Abroad	9,159	6,511	3,016	2,150
Related parties (Note 18.1)	834	663	10,333	14,179
	22,252	17,374	22,601	23,747

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements

(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

16               Financing

	Consolidated				Parent company
	Current liabilities		Non-current		Current liabilities		Non-current
	2011	2010	2011	2010	2011	2010	2011	2010
Abroad
Financial institutions	13,641	10,623	37,590	29,368	344	201	13,163	11,973
Bearer bonds - "Notes", "Global Notes" and "Bonds"	803	1,045	39,441	19,252		747	2,182
Trust Certificates - "Senior/Junior"		117	5	318
Other	12	2	190	167
	14,456	11,787	77,226	49,105	344	948	15,345	11,973

In Brazil
Export Credit Notes	135	110	12,982	10,489	135	110	12,982	10,495
BNDES	1,719	2,048	37,385	32,282	303	182	10,224	8,254
Debentures	1,853	315	993	2,377	1,700	141	167	1,715
FINAME	79	71	731	387	79	71	731	387
Bank Credit Certificate	51	53	3,606	3,606	52	54	3,606	3,606
Assignment of non-performing credit rights – FIDC-NP (Note 18.2)					9,639	15,933
Other	591	531	3,482	2,421
	4,428	3,128	59,179	51,562	11,908	16,491	27,710	24,457
	18,884	14,915	136,405	100,667	12,252	17,439	43,055	36,430

Interest on debt	1,648	1,448			514	592
Current portion of the long-term debt (Principal)	6,921	4,782			2,099	914
Current debt	10,315	8,685			9,639	15,933
	18,884	14,915			12,252	17,439

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements

(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

16.1    Maturities of the principal and interest of debt in non-current liabilities

	2011
	Consolidated	Parent company
2013	4,477	2,716
2014	8,324	1,851
2015	10,041	2,843
2016	24,887	12,878
2017 and thereafter	88,676	22,767
Total	136,405	43,055

16.2    Interest rates for debt in non-current liabilities

	Consolidated		Parent company
	2011	2010	2011	2010
Abroad
Up to 6%	59,202	36,705	14,709	11,912
From 6 to 8%	15,729	10,817	636	61
From 8 to 10%	2,211	1,366
From 10 to 12%	63	55
More than 12%	21	162
	77,226	49,105	15,345	11,973

In Brazil
Up to 6%	5,383	3,907	465	387
From 6 to 8%	32,311	29,999	9,559	8,254
From 8 to 10%	3,621	986	1,098	234
From 10 to 12%	17,672	16,670	16,588	15,582
More than 12%	192
	59,179	51,562	27,710	24,457
	136,405	100,667	43,055	36,430

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements

(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

16.3    Balances per currencies in non-current liabilities

	Consolidated		Parent company
	2011	2010	2011	2010
US dollar	68,012	46,440	14,451	11,852
Yen	2,897	2,734	72	122
Euro	4,681	214
Real (*)	58,824	51,183	28,532	24,456
Other	1,991	96
	136,405	100,667	43,055	36,430

(*)   At December 31, 2011, it includes R$ 25,942 in debt in local currency parameterized to the variation of the US dollar, and also in debt abroad in reais parameterized to the variation of the general market price index (IGPM).

The hedges contracted for coverage of notes issued abroad in foreign currencies and the fair value of long-term loans are disclosed in  notes 31 and 32, respectively.

16.4    Weighted average rate for capitalization of interest

The weighted average rate of the financial charges on the debt, used for capitalization of interest on the balance of work in progress, was 4.6% p.a. in 2011 (4.0% p.a. in 2010).

16.5    Funding

The loans and the financing are intended, mainly, for the development of oil and gas production projects, the building of ships and pipelines, and  the expansion of industrial units.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements

(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

The main long-term funding carried out in 2011 are presented as follows:

a)      Abroad

Company	Date	Amount (R$ million equivalent)	Maturity	Description

PifCo	Jan/11	10,029	2016, 2021 and 2041	Global notes in the amounts of US$ 2,500 million, US$ 2,500 million and US$ 1,000 million with 3.875% p.a., 5.375% p.a., and 6.75% p.a. coupon, respectively.

CHARTER	Jan/11	1,264	2018	Loan from Standard Shatered in the amount of US$ 750 million - Libor + 1.5% p.a.

PNBV	Mar/11	1,079	2015 and 2021

Loan from Bank Of Tokyo-Mitsubishi in the amount of US$150 million - Libor plus 1.25%p.a.; and from Banco Santander S.A., HSBC Bank PLC, HSBC Bank USA, N.A. and SACE S.P.A. in the amount of US$ 500 million Libor - plus 1.10% p.a.

PNBV	Jun/11	3,175	2018

Loan from Banco Santander S.A., Grand Cayman Branch in the amount of US$ 1,500 million - Libor plus 1.476%p.a.; and from Bank of Tokyo-Mitsubishi in the amount of US$ 500 million - Libor plus 1.30% p.a.

PNBV	Aug/11	1,027	2016 and 2023

Loan from JP Morgan Chase Bank,N.A, Export-Import Bank of the United States in the amount of US$ 300 million - Libor plus 0.45% p.a.; and from Citibank International PLC in the amount of US$ 343 million - Libor plus 0.85% p.a.

PNBV	Dec/11	459	2018	Loan from Export Development Canada Bank, in the amount of US$ 250 million - LIBOR + 1.40% p.a.

PifCo	Dec/11	4,485	2018 and 2022	Global notes in the amounts of € 1,250 million and € 600 million with coupon of 4.875% p.a., and 5.875% p.a., respectively.

PifCo	Dec/11	1,990	2026	Global notes in the amount of £ 700 million with 6.25% p.a. coupon.

		23,508

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements

(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

b)      In Brazil

Company	Date	Amount (R$ million)	Maturity	Description

Petrochemicals Citepe and Suape	May/11 to Dec/11	1,056	2022 and 2023	Financing from BNDES for implementation of plant - TJLP plus 1.36% p.a. and 2.96% p.a.

Petrobras	Jul/11	1,023	2022	Financing from BNDES for the construction of the Mexilhão platform – TJLP plus 2.76% p.a.

Fundo de Invest. Imobiliário - FII FCM	Oct/11	444	2023	Issuance of real state credit notes for the construction of new bases and BR Distribuidora’s lubrificants plant expansion - Amplified Consum Price Index(IPCA) plus 2.1% p.a.

Petrobras	Nov/11	2,500	2018	Financing obtained from Caixa Econômica Federal through the issuing of Export Credit Notes at a rate of 111.29% of the average CDI.

Refap	Mar to Dec/11	487	2018 and 2022

Financing from BNDES in the amount of R$ 285 - TJLP plus 1.36% p.a. and 2.26% p.a. and subscription of debentures in the amount of R$ 202 - TJLP plus 1.96% p.a. above of the BNDES basket of currencies.

		5,510

16.6    Financing with official credit agencies – lines of credit

a)      Abroad

		Amount in US$ million
Company	Agency	Contracted	Used	Balance	Description
Petrobras	China Development Bank	10,000	7,000	3,000	Libor + 2.8% p.a.

PNBV	Citibank International PLC	686	343	343	Libor + 0.85% p.a.

b)      In Brazil

Company	Agency	Contracted	Used	Balance	Description
Transpetro (*)	BNDES	9,005	568	8,437	Program for Modernization and Expansion of the Fleet (PROMEF) - TJLP + 2.5% p.a for Brazilian equipment and 3% p.a. for imported equipment

Refap	BNDES	1,109	285	824	TJLP plus 1.36% p.a. and 2.26% p.a.

Petrobras	Caixa Econômica Federal	300		300	Bank Credit Certificate - 110% of average CDI

Petrochemicals Citepe and Suape	BNDES	1,166	1,056	110	Implementation of plant - TJLP plus 1.36% and 2.96% p.a.

(*) Agreements were entered into for purchase and sale of 41 ships and 20 convoy vessels with 6 Brazilian shipyards in the amount of R$ 10,005, where 90% is financed by BNDES, Banco do Brasil and Caixa Econômica.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements

(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

16.7    Guarantees

Petrobras is not required to provide guarantees to financial institutions abroad. Financing obtained from BNDES is secured by the assets being financed (carbon steel pipes for the Bolivia-Brazil gas pipeline and vessels).

The loans obtained by specific purpose entities (SPE) are guaranteed by the assets of the projects, as well as a pledge of the SPE's credit rights and shares.

17               Lease

17.1    Receipts/minimum payments of finance leasing (with transfer of benefits, risks and control)

	2011
	Consolidated		Parent company
	Minimum receipts	Minimum payments	Minimum payments

2012	257	82	2,212
2013 - 2016	1,249	157	6,606
2017 and thereafter	4,067	322	2,988
Estimated receipts/payments of commitments	5,573	561	11,806
Less amount of annual interest	(2,500)	(296)	(2,462)
Present value of the minimum receipts/payments	3,073	265	9,344
Current	225	82	1,922
Non-current	2,848	183	7,422
At December 31, 2011	3,073	265	9,344

Current	117	175	3,149
Non-current	2,719	191	14,976
At December 31, 2010	2,836	366	18,125

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements

(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

17.2    Minimum payments of operating leases (without transfer of benefits, risks and control)

	2011
	Consolidated	Parent company
2012	24,044	32,291
2013 - 2016	55,156	78,252
2017 and thereafter	24,932	83,337
At December 31, 2011	104,132	193,880
At December 31, 2010	80,108	137,679

In 2011, the Company paid an amount of R$ 12,651 in the Consolidated (R$ 19,074 in the Parent company), recognized as an expense for the period.

18               Related parties

18.1    Commercial transactions and other operations

Petrobras carries out commercial transactions with its subsidiaries, controlled companies, special purpose entities and affiliated companies at normal market prices under market conditions. At December 31, 2011 and 2010, losses were not expected on the realization of accounts receivable.

18.1.1    By company

	Parent company
	2011
		Assets			Liabilities
	Result	Current	Non- current	Total	Current	Non- current	Total
Subsidiaries and controlled companies (*)
BR Distribuidora	67,527	2,579	124	2,703	(219)	(19)	(238)
PifCo	10,945	168	3	171	(2,781)	(1,725)	(4,506)
PIB-BV	13,418	7,320	5,874	13,194	(2,023)	(196)	(2,219)
Gaspetro	5,208	1,490	786	2,276	(1,411)		(1,411)
Downstream	2,420	141	145	286	(224)		(224)
Transpetro	565	342		342	(624)		(624)
PBEN	554	134		134	(7)		(7)
Brasoil	228		3,519	3,519	(177)	(457)	(634)
Thermoelectric power plants	213	155	226	381	(124)	(647)	(771)
PNBV	(243)	38	16	54	(2,543)		(2,543)
Other subsidiaries	432	716	972	1,688	(785)	(1,600)	(2,385)
	101,267	13,083	11,665	24,748	(10,918)	(4,644)	(15,562)
Specific purpose entities (SPE)
CDMPI	(51)				(183)	(2,287)	(2,470)
PDET Off Shore	(83)		61	61	(305)	(1,254)	(1,559)
NTN	(26)	495	72	567	(429)	(860)	(1,289)
NTS	(20)	475	35	510	(465)	(734)	(1,199)
	(180)	970	168	1,138	(1,382)	(5,135)	(6,517)
Affiliated companies	14,293	253	7	260	(89)	(58)	(147)
	115,380	14,306	11,840	26,146	(12,389)	(9,837)	(22,226)

(*) It includes its subsidiaries and jointly controlled subsidiaries.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements

(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

18.1.2    By account

	Parent company
	2011
		Assets			Liabilities
	Result	Current liabilities	Non- current liabilities	Total	Current liabilities	Non- current liabilities	Total
Result
Operating income, mainly from sales	115,522
Exchange and monetary variations, net	881
Net financial income (expenses)	(1,023)
Assets
Trade accounts receivable		14,306	11,840	26,146
Accounts receivable, mainly from sales		13,584		13,584
Dividends receivable		722		722
Loans			9,908	9,908
Advance for capital increase			317	317
Amounts related to construction of gas pipeline			786	786
Reimbursement receivable			383	383
Other operations			446	446
Liabilities
Financial leases					(1,918)	(7,382)	(9,300)
Financing on credit operations						(2,182)	(2,182)
Accounts payable to suppliers					(10,333)		(10,333)
Purchases of oil and oil products					(7,630)		(7,630)
Affreightment of platforms					(2,333)		(2,333)
Advance from clients					(359)		(359)
Other					(11)		(11)
Other operations					(138)	(273)	(411)
In 2011	115,380	14,306	11,840	26,146	(12,389)	(9,837)	22,226

In 2010	97,553	10,239	29,888	40,127	(17,520)	(15,328)	(32,848)

18.1.3    Rates for intercompany loans

Intercompany loans are made in accordance with market conditions and applicable legislation, as follows:

	Parent Company
Index	2011	2010
LIBOR + 1 to 3% p.a.	5,807	24,174
2% p.a.	3,150	3,011
1.7% p.a.	145	183
IGPM + 6% p.a.	153	146
101% of CDI	108	115
Other rates	545	456
	9,908	28,085

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements

(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

18.2    Non standard credit rights investment fund (FIDC-NP)

The Parent Company has resources invested in the FIDC-NP which are mainly earmarked for the acquisition of performing and/or non-performing credit rights of operations performed by subsidiaries of the Petrobras System.

The amounts invested in government bonds in the FIDC-NP are recorded under cash and cash equivalents and marketable securities according to their respective realization terms.

The financial charges recognizable on the sales operations of performing and/or non-performing credit rights are recorded as other current assets.

The assignments of performing credit rights are classified as other current assets, while they are not offset. The assignment of non-performing credit rights are recorded as current debt in current liabilities.

	2011	2010
Financial investments	2,474	206
Marketable securities	6,840	7,758
Financial charges to be allocated	153	426
Assignments of performing rights	(681)	(622)
Total classified in current assets	8,786	7,768

Assignments of non-performing rights	(9,639)	(15,933)
Total classified in current liabilities	(9,639)	(15,933)

Financial income	210	184
Financial expenses	(1,202)	(1,441)
Financial income (expenses), net	(992)	(1,257)

18.3    Guarantees granted

Petrobras has a policy of granting guarantees to its subsidiaries for certain financial operations carried out abroad.

The guarantees offered by Petrobras are made based on contractual clauses that support the financial operations between the subsidiaries and third parties, guaranteeing the purchase of the debt in the event of default on the part of the subsidiaries.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements

(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

At December 31, 2011, the financial operations carried out by these subsidiaries and guaranteed by Petrobras present the following balances to be settled:

	2011						2010
Maturity date of the loans	PNBV	PifCo	PIB-BV	Ref. Abreu e Lima	TAG	Total	Total
2011							8,108
2012	3,126	4,877				8,003	1,532
2013	80	702				782	730
2014	463	1,149				1,612	1,784
2015	2,264					2,264	4,140
2016	3,428	7,785				11,213	2,103
2017 and thereafter	17,288	30,617	1,079	9,773	11,736	70,493	37,635
	26,649	45,130	1,079	9,773	11,736	94,367	56,032

18.4    Investment fund of subsidiaries abroad

At December 31, 2011, the subsidiaries PifCo and Brasoil had amounts invested in an investment fund abroad that held, amongst others, debt securities of companies of the Petrobras System and a specific purpose entity related to the Company’s projects, mainly the CLEP,  Malhas and Marlim Leste (P-53) and Gasene projects, equivalent to R$14,527 (R$14,048 at December 31, 2010). These amounts refer to the consolidated companies and were offset against the balance of financing in current and non-current liabilities.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements

(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

18.5    Transactions with jointly controlled companies, affiliated companies, government entities and pension funds

Significant transactions resulted in the following balances:

	Consolidated
	2011		2010
	Assets	Liabilities	Assets	Liabilities

Jointly controlled subsidiaries and affiliated companies	1,314	783	1,282	714
Gas distributors	876	355	817	407
Braskem and its subsidiaries	163	134	162	103
Other jointly controlled subsidiaries and affiliated companies	275	294	303	204

Government entities and pension funds	41,934	67,795	42,825	56,007
Government bonds	26,486		31,098
Banco do Brasil S.A. (BB)	8,066	11,822	5,067	9,415
Restricted deposits for legal proceedings and guarantees (CEF and BB)	3,175		2,466
Electricity sector (note 18.6)	2,952		3,145
Petroleum and alcohol account - Receivable from Federal government (note 18.7)	832		822
BNDES	7	40,891	3	36,320
Caixa Econômica Federal (CEF)	1	8,184	2	5,662
National Agency for Petroleum, Natural Gas and Biofuels		3,869		2,568
Federal government - Proposed dividends and interest on shareholders' equity		1,119		1,118
Petros (Pension fund)		353		501
Other	415	1,557	222	423

	43,248	68,578	44,107	56,721

The balances are classified in the statement of financial position as follows:

	Consolidated
	2011		2010
	Assets	Liabilities	Assets	Liabilities
Current assets	33,266		35,444
Cash and cash equivalents	12,079		5,424
Marketable securities	16,785		25,525
Trade accounts receivable, net	4,268		4,355
Other current assets	134		140

Non-current	9,982		8,663
Petroleum and alcohol account - STN	832		822
Marketable securities	5,638		5,177
Restricted deposits for legal procedings and guarantees	3,175		2,468
Other non-current assets	337		196

Current liabilities		11,677		8,963
Current debt		4,726		3,667
Proposed dividends		1,848		1,596
Other current liabilities		5,103		3,700

Non-Current Liabilities		56,901		47,758
Non-current debt		56,786		47,634
Other non-current liabilities		115		124
	43,248	68,578	44,107	56,721

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements

(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

18.6    Receivables from the electricity sector

The Company has receivables from the electricity sector related to the supplying of fuel to thermoelectric power stations, direct and indirect subsidiaries of Eletrobrás, located in the northern region of Brazil. Part of the costs for supplying fuel to these thermoelectric power stations is borne by funds from the Fuel Consumption Account (CCC), managed by Eletrobrás.

The Company also supplies fuel to Independent Power Producers (PIE), companies created for the purpose of producing power exclusively for Amazônia Distribuidora S. A. (ADESA), a direct subsidiary of Eletrobras, whose payments for supplying fuel depend directly on the forwarding of funds from ADESA to these Independent Power Producers.

The balance of these receivables at December 31, 2011 was R$ 2,952  (R$ 3,145 at December 31, 2010), of which R$ 2,426 was overdue (R$ 2,372 at December 31, 2010).

The Company has made systematic collections from the debtors and Eletrobrás, itself, and partial payments have been made.

18.7    Petroleum and alcohol accounts - STN

At December 31, 2011, the balance of the account was R$ 832 (R$ 822 at December 31, 2010) and this can be settled by the Federal Government by issuing National Treasury Bonds in an amount equal to the final balance for the settling of accounts with the Federal Government, in accordance with what is established in Provisional Measure 2,181, of August 24, 2001, or through offsetting against other amounts that Petrobras may be owing the Federal Government, at the time, including tax related amounts or a combination of the foregoing operations.

Aiming at concluding the settlement of accounts with the Federal Government, Petrobras provided all the information required by of the National Treasury Office (STN) seeking to settle all the remaining differences between the parties.

As the Company considers that the negotiation process between the parties at the administrative level has been exhausted, the Company decided on judicial collection of the aforementioned credit and, accordingly, it filed a lawsuit in July 2011.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements

(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

18.8    Remuneration of employees and officers

The Petrobras Plan for Positions and Salaries and for Benefits and Advantages and  the specific legislation establish the criteria for all the remunerations attributed by the Company to its officers and employees.

The remuneration of employees, including those occupying managerial roles, and officers of Petrobras for the month of December 2011 and 2010 were as follows:

	Expressed in reais
	2011	2010
Remuneration per employee
Lowest remuneration	2,024.49	1,801.35
Average remuneration	10,652.30	9,522.21
Highest remuneration	67,494.48	60,965.12
Remuneration per officer of Petrobras (highest)	81,289.05	69,539.03

The total remuneration for short-term benefits for the Company’s officers during 2011 was R$ 12.5 (R$ 8.7 in 2010), referring to seven officers and nine board members.

The fees of the executive board and the board of directors in 2011 in the consolidated totaled  R$ 45.0 (R$ 35.9 in 2010).

Petrobras began the process for election of the representative of its employees on the Board of Directors, as established by Federal law 12,353/2010. Accordingly, the Board will now have ten members and the appointment will be ratified by shareholders at the next Annual  General Meeting.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements

(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

19               Provisions for decommissioning costs

	Consolidated		Parent company
Non-current liabilities	2011	2010	2011	2010
Opening balance	6,505	4,790	6,072	4,419
Revision of provision	2,455	1,795	2,288	1,594
Use by payment	(488)	(482)	(328)	(158)
Updating of interest	210	229	209	217
Other	157	173
Closing balance	8,839	6,505	8,241	6,072

20               Taxes, contributions and profit-sharing

20.1    Recoverable taxes

Current assets	Consolidated		Parent company
	2011	2010	2011	2010
In Brazil:
ICMS	3,186	2,634	2,016	1,662
PIS/COFINS	5,146	3,407	4,766	3,021
CIDE	144	66	144	66
Income tax	2,251	1,442	1,692	748
Social contribution	615	333	521	189
Other taxes	422	397	233	225
	11,764	8,279	9,372	5,911
Abroad	1,082	488
	12,846	8,767	9,372	5,911

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements

(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

20.2    Taxes, contributions and profit-sharing payable

Current liabilities	Consolidated		Parent company
	2011	2010	2011	2010
ICMS	2,178	1,954	1,945	1,622
PIS/COFINS	579	1,119	483	848
CIDE	477	749	472	684
Special participation charge /Royalties	5,190	3,618	5,142	3,583
Income tax and social contribution withheld at source	831	657	787	640
Current income tax and social contribution	494	858
Other taxes	1,220	1,105	429	460
	10,969	10,060	9,258	7,837

20.3    Deferred income tax and social contribution

	Consolidated		Parent company
	2011	2010	2011	2010
Non-current assets
Deferred income tax and social contribution	8,042	6,365	3,171	2,951
Deferred ICMS	2,199	2,394	1,742	2,005
Deferred PIS and COFINS	6,543	8,048	4,592	6,834
Other	472	231
	17,256	17,038	9,505	11,790

Non-current liabilities
Deferred income tax and social contribution	33,230	25,863	29,408	21,808
Other	38	35
	33,268	25,898	29,408	21,808

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements

(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

20.4    Deferred income tax and social contribution  - non-current

The grounds and expectations for realization are presented as follows:

a)      Changes in deferred income tax and social contribution

	Changes in net deferred taxes
	Consolidated										Parent company
	Property, plant and equipment (*)
	Exploration costs	Other	Accounts receivable / payable, loans and financing	Financial leases	Provision for legal proceedings	Tax losses	Inventories	Interest on shareholders' equity	Other	Total	Total
At January 1, 2010	(14,206)	(88)	(449)	(1,411)	203	530	995	358	466	(13,602)	(13,545)
Recognized in the results for the year	(3,276)	(1,901)	(1,476)	264	155	229	(154)	396	(21)	(5,784)	(5,148)
Recognized in shareholders' equity									(168)	(168)	(163)
Cumulative translation adjustment		52	1		51	(55)			(14)	35
Other		40	72	24	88	7			(210)	21	(1)
At December 31, 2010	(17,482)	(1,897)	(1,852)	(1,123)	497	711	841	754	53	(19,498)	(18,857)

Recognized in the results for the year	(3,854)	(2,321)	815	(201)	150	(57)	349	133	(1,171)	(6,157)	(7,208)
Recognized in shareholders' equity				44					(50)	(6)	(44)
Cumulative translation adjustment		(100)	(6)		15	32			(76)	(135)
Other		186	246	(303)	(33)	(42)			554	608	(128)
At December 31, 2011	(21,336)	(4,132)	(797)	(1,583)	629	644	1,190	887	(690)	(25,188)	(26,237)

						Deferred tax assets			6,365	2,951
						Deferred tax liabilities			(25,863)	(21,808)
						At December 31, 2010			(19,498)	(18,857)

						Deferred tax assets			8,042	3,171
						Deferred tax liabilities			(33,230)	(29,408)
						At December 31, 2011			(25,188)	(26,237)

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements

(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

b)      Realization of deferred income tax and social contribution

Management considers that the deferred tax assets will be realized in proportion to the realization of the provisions and the final resolution of future events, both of which are based on projections that have been made.

Management’s projection for realization of the deferred tax assets and liabilities is presented below:

	Deferred income tax and social contribution
	Consolidated		Parent company
	Assets	Liabilities	Assets	Liabilities
2012	3,217	4,135	1,846	3,057
2013	591	2,494	13	2,149
2014	557	2,681	4	2,185
2015	607	2,320	47	2,033
2016	1,062	2,506	636	2,264
2017	316	2,417	6	2,211
2018	630	2,931	20	1,879
2019 and thereafter	1,062	13,746	599	13,630
Portion recorded in the accounting	8,042	33,230	3,171	29,408
Portion not recorded in the accounting	1,563
Total	9,605	33,230	3,171	29,408

At December 31, 2011, the Company had unrecorded tax credits in the amount of R$ 1,563 (R$ 1,804 at December 31, 2010) resulting from accumulated tax losses, originating, mainly, from oil and gas exploration and production activities in the United States in the amount of R$ 1,199 (US$ 639 million), whose statute of limitations is 20 years as from the date of their recording.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements

(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

20.5    Reconciliation of income tax and social contribution on income

The reconciliation of taxes calculated according to nominal, statutory rates and the amount of taxes recorded in 2011 and 2010 are presented as follows:

	Consolidated		Parent company
	2011	2010	2011	2010
Income before income taxes	44,351	47,908	41,568	43,799
Income taxand social contribution at statutory rates (34%)	(15,079)	(16,289)	(14,133)	(14,892)
Adjustments for calculation of the effective rate:
· Credit resulting from inclusion of interest on shareholders' equity as operating expenses	3,548	3,455	3,548	3,455
· Results of companies abroad with different rates	622	601
· Tax incentives	386	157	87	131
· Tax losses	(588)	(83)
· Permanent exclusions/(additions), net*	(466)	(221)	1,528	2,153
· Tax credits of companies abroad in the exploration stage	(1)	(31)
· Other	337	384	503	390
Income tax and social contribution expenses	(11,241)	(12,027)	(8,467)	(8,763)
Deferred income tax/social contribution	(6,157)	(5,784)	(7,208)	(5,149)
Current income tax/social contribution	(5,084)	(6,243)	(1,259)	(3,614)
	(11,241)	(12,027)	(8,467)	(8,763)
Effective rate for income tax and social contribution	25.3%	25.1%	20.4%	20.0%

* It includes equity accounting.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements

(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

21               Employee’s post - retirement benefits obligations - Pension and Health care

The balances related to benefits granted to employees are presented as follows:

	Consolidated		Parent company
	2011	2010	2011	2010
Liabilities
Pension plans	5,059	4,795	4,568	4,377
Healthcare plan	13,021	11,786	12,125	10,994
	18,080	16,581	16,693	15,371
Current	1,427	1,303	1,341	1,209
Non-current	16,653	15,278	15,352	14,162

21.1    Pension plans in Brazil – Defined benefit and variable contribution

Fundação Petrobras de Seguridade Social (Petros) was established by Petrobras as a legal entity under private law, a nonprofit organization with administrative and financial autonomy.

a)      Petros Plan - Fundação Petrobras de Seguridade Social

The Petros Plan is a defined benefit pension plan, established by Petrobras in July 1970, which assures its participants a supplement to the benefits provided by Social Security, and is directed towards the employees of Petrobras and its subsidiaries. The Petros Plan is closed for employees hired since September 2002.

The evaluation of the Petros funding plan is made by independent actuaries on a capitalization basis for the majority of the benefits. The sponsors make regular contributions in amounts equal to the contributions of the members (employees, retired employees and pensioners), i.e. on a parity basis.

On the verification of an eventual deficit in the defined benefit plan, this must be resolved by members and sponsors, pursuant to Constitutional Amendment 20/1998 and Complementary Law 109/2001, observing the proportion with respect to the normal contributions made in the year in which that result was verified.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements

(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

At December 31, 2011, the balances of the Terms of Financial Commitment, signed by the Company  and Petros in 2008, totaled R$ 5,076  (R$ 4,784 in the Parent company), of which R$ 49 (R$ 47 in the Parent company) in interest falls due in 2012. The Financial Commitment Agreement has a term of 20 years with payment of half-yearly interest of 6% p.a. on the updated balance payable. The long term National Treasury Notes held in the portfolio as collateral for the Financial Commitment Agreement, totaled R$ 5,079 (R$ 4,816 in the Parent company).

The contributions expected from the sponsors for 2012 are R$ 622 (R$ 585 in the Parent company).

b)      Petros Plan 2 – Fundação Petrobras de Seguridade Social

The Petros Plan 2 was implemented in July 2007, in the form of a variable contribution plan by Petrobras and its subsidiaries which assumed the past service of the contributions for the period in which the participants had no plan, as of August 2002, or the date of later admission, until August 29, 2007. The plan remains open for inscriptions after this date, but there will no longer be payment for past service.

Disbursements for past service are made monthly, for the same number of months in which the participant had no plan.

The portion of this plan with defined benefit characteristics refers to risk coverage for disability and death, a guarantee of a minimum benefit and a lifetime income, and the related actuarial commitments are recorded according to the projected credit unit method. The portion of the plan with defined contribution characteristics is earmarked for forming a reserve for programmed retirement, whose contributions are recognized in the income statement as the contributions are made. In 2011, the Company’s contribution to the defined contribution portion totaled R$ 474. (R$ 441 in the Parent company).

The expected contributions from the sponsors for 2012 are R$ 510, where R$ 106 refers to the defined benefit portion and R$ 404 refers to the defined contribution portion. (R$ 101 and R$ 386, respectively, in the Parent Company).

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements

(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

21.2    Pension plans abroad – Defined benefit

The Company also sponsors pension plans abroad, with defined benefit characteristics, through subsidiaries in Argentina, Japan and other countries. Most plans are financed, where the assets are held in trusts, foundations or similar entities that are governed by local regulations. In 2011, the Company’s contributions to these plans totaled the equivalent of R$ 8.

21.3    Assets of the Pension Plans

The investment strategy for assets of the benefit plans is a reflection of a long-term view of a careful evaluation of the risks inherent to the various classes of assets, as well as the use of diversification as a risk reduction mechanism for the portfolio. The portfolio of assets of the plan must meet the standards set by the National Monetary Council. The fixed income funds have the largest concentration of investments, distributed mainly in public and private bonds. The goal for the distribution of assets for the period between 2012 and 2016 is: 40% to 75% in fixed income, 20% to 45% in variable income, 1.5% to 8% in real estate properties, 0% to 15% in loans for participants, 2.5% to 12% in structured projects and 0% to 3% in investments abroad.

The assets of the pension plans, separated by level of measurement, are as follows:

	2011					2010
Category of the Asset	Prices quoted on an active market (Level 1)	Valuation supported by observable prices (Level 2)	Valuation without use of observable prices (Level 3)	Total fair value (Levels 1, 2 and 3)%		Total fair value (Levels 1, 2 and 3)%
Fixed income	16,158	7,240		23,398	47%	24,677	54%
Corporate bonds		7,075		7,075		8,755
Government bonds	16,158			16,158		15,800
Other investments		165		165		122
Variable income	13,023	3,093	6,586	22,702	46%	18,274	40%
Shares on demand	13,023			13,023		10,456
Private Equity funds		2,948	6,585	9,533		7,780
Other investments		145	1	146		38
Real estate			1,800	1,800	4%	1,462	4%
				47,900	97%	44,413	98%
Loans granted to participants				1,441	3%	1,131	2%
				49,341	100%	45,544	100%

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements

(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

At December 31, 2011, the investments include common and preferred shares of Petrobras in the amount of R$ 846 and of R$ 696, respectively, and real estate properties rented by the Company in the amount of R$ 347.

The loan assets granted to participants are stated at amortized cost, which closely approximates market value.

The changes in the fair value of assets valued using the discounted cash flow, classified as Level 3, are as follows:

	Changes in Level 3
	Private		Other
	Equity funds	Real estate	investments	Total

At December 31, 2010	5,622	1,462	1	7,085
Profitability of the assets	859	14		873
Purchases and sales, net	104	324		428
At December 31, 2011	6,585	1,800	1	8,386

The expected profitability of the investments, based on market expectations, is 8% p.a. for variable income assets and 6% p.a. for fixed income assets and other investments, resulting in an average interest rate of 6.49% p.a.

21.4    Health Care - Multidisciplinary Health Care (AMS)

Petrobras and its subsidiaries have a health care plan (AMS) that covers all present and retired employees of the companies in Brazil and their dependents. The plan is managed by the Company, itself, and the employees contribute a fixed monthly amount to cover the main risks and a portion of the costs related to the other types of coverage in accordance with participation tables based on specified parameters, including salary levels, in addition to a pharmacy benefit that provides special terms for buying certain medications in registered pharmacies throughout Brazil.

The health care plan is not covered by guarantor assets. The benefits are paid by the Company, based on the costs incurred by the plan members.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements

(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

21.5    Net actuarial liabilities and expenses, calculated by independent actuaries, and fair value of the plans’ assets

The data for all the defined benefit plans in Brazil and abroad were added together, since they contain similar assumptions and the total assets and liabilities of pension plans abroad is not material.

All the pension plans have accumulated benefit obligations in excess of the plans’ assets.

a)      Changes in the benefit obligations, in the fair value of the assets and in the amounts recognized in the statement of financial position

	2011					2010
	Consolidated				Parent company	Consolidated				Parent company
	Pension plan					Pension plan
	Defined benefit	Variable contribution	Health care plan	Total	Total	Defined benefit	Variable contribution	Health care plan	Total	Total
Changes in the present value of the benefit obligations

Benefit obligations at the beginning of the year	55,242	733	13,777	69,752	65,151	47,495	525	11,961	59,981	55,997
Cost of interest:
· With financial commitment agreement	605			605	571	509			509	479
· Actuarial	5,589	83	1,551	7,223	6,747	4,737	59	1,328	6,124	5,719
Current service cost	334	334	244	912	820	405	104	198	707	631
Benefits paid	(2,057)	(4)	(611)	(2,672)	(2,518)	(1,783)	(3)	(523)	(2,309)	(2,163)
Actuarial (gain) / loss on the benefit obligations	2,352	317	514	3,183	2,728	3,885	48	813	4,746	4,488
Other	8	1		9		(6)			(6)
Benefit obligations at the end of the year	62,073	1,464	15,475	79,012	73,499	55,242	733	13,777	69,752	65,151

Changes in the fair value of the plan's assets

Plan's assets at the beginning of the year	45,315	229		45,544	42,748	39,482	201		39,683	37,220
Expected income from the plan's assets	5,532	36		5,568	5,231	4,469	28		4,497	4,223
Contributions received by the fund	819	64	611	1,494	1,387	896		523	1,419	1,301
Receipts entailed to the financial commitment agreement	290			290	274	258			258	239
Benefits paid	(2,057)	(4)	(611)	(2,672)	(2,518)	(1,783)	(3)	(523)	(2,309)	(2,163)
Actuarial gain / (loss) on the plan's assets	(888)	1		(887)	(1,100)	1,993	3		1,996	1,928
Other	4			4
Plan's assets at the end of the year	49,015	326		49,341	46,022	45,315	229		45,544	42,748

Amounts recognized in the statement of financial position

Present value of the obligations with established fund	62,073	1,464		63,537	73,499	55,242	733		55,975	52,356
(-) Fair value of the plan's assets	(49,015)	(326)		(49,341)	(46,022)	(45,315)	(229)		(45,544)	(42,748)
Present value of the obligations in excess of the fair value of the plan's assets	13,058	1,138		14,196	27,477	9,927	504		10,431	9,608
Present value of the obligations without established fund			15,475	15,475				13,777	13,777	12,795
Unrecognized actuarial gains/(losses)	(8,530)	(430)	(2,426)	(11,386)	(10,593)	(5,301)	(116)	(1,959)	(7,376)	(6,807)
Unrecognized prior service cost	(83)	(94)	(28)	(205)	(191)	(116)	(103)	(32)	(251)	(225)
Net actuarial obligations at December 31	4,445	614	13,021	18,080	16,693	4,510	285	11,786	16,581	15,371

Changes in net actuarial liabilities

Balance at January 1	4,510	285	11,786	16,581	15,371	4,455	143	10,774	15,372	14,270
(+) Costs incurred in the year	686	361	1,846	2,893	2,635	837	143	1,533	2,513	2,298
(-) Payment of contributions	(479)	(35)	(611)	(1,125)	(1,042)	(525)		(523)	(1,048)	(958)
(-) Payment of the financial commitment agreement	(290)			(290)	(274)	(254)			(254)	(239)
Other	18	3		21	3	(3)	(1)	2	(2)
Balance at December 31	4,445	614	13,021	18,080	16,693	4,510	285	11,786	16,581	15,371

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements

(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

b)     Components of the net expenses

	2011					2010
	Consolidated				Parent company	Consolidated				Parent company
	Pension plan					Pension plan
	Defined benefit	Variable contribution	Health care plan	Total	Total	Defined benefit	Variable contribution	Health care plan	Total	Total

Current service cost	334	334	244	912	820	405	104	198	707	631
Cost of interest:
· With financial commitment agreement	605			605	571	509			509	479
· Actuarial	5,589	83	1,551	7,223	6,747	4,737	59	1,328	6,124	5,719
Estimated income from the plan's assets	(5,532)	(36)		(5,568)	(5,232)	(4,469)	(28)		(4,497)	(4,223)
Amortization of actuarial (gains)/losses	6	3	47	56	42	3	1	1	5	1
Contributions by participants	(340)	(29)		(369)	(344)	(371)			(371)	(343)
Prior service cost	24	8	4	36	33	23	7	4	34	34
Other		(2)		(2)	(2)			2	2
Net cost for the year	686	361	1,846	2,893	2,635	837	143	1,533	2,513	2,298

Related to present employees:
Absorbed in the funding of operating activities	219	152	355	726	688	185	72	296	553	530
Directly to income	108	203	301	612	508	141	69	198	408	314
Related to retired employees	359	6	1,190	1,555	1,439	511	2	1,039	1,552	1,454
Net cost for the year	686	361	1,846	2,893	2,635	837	143	1,533	2,513	2,298

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

c)      Differences between estimated amounts and amounts incurred

The differences between the estimated amounts and those actually incurred in the last three years, were as follows:

	Consolidated			Parent company
	2011	2010	2009	2011	2010	2009
Pension plan gains/(losses)
Actuarial liability	(125)	118	(381)	109	28	(417)
Pension plan assets	(886)	1,996	3,423	(1,100)	1,928	3,357
Health care plan gains/(losses)
Actuarial liability	1,320	414	663	1,232	406	637

d)     Difference in the costs with health care

The difference of 1% in the assumptions for medical costs would have the following impacts:

	Consolidated		Parent company
	1% increase	1% decrease	1% increase	1% decrease
Actuarial liability	2,305	(1,886)	2,125	(1,739)
Service cost and interest	299	(240)	274	(221)

e)      Actuarial assumptions adopted in the calculation

	2011	2010

Discount rate	Inflation 5.6% to 4.34% p.a (1) + Interest: 5.58% p.a (2)	Inflation 5.3% to 4.3% p.a (1) + Interest: 5.91% p.a (2)
Growth rate for salaries	Inflation 5.6% to 4.34% p.a.(1) + 2.080% to 3.188% p.a	Inflation 5.3% to 4.3% p.a(1) + 2.220% p.a
Expected return rate from the pension plan assets	Inflation 5.6% p.a. + interest: 6.49% p.a.	Inflation 5.3% p.a. + interest: 6.78% p.a.
Turnover rate of the health plans	0.652% p.a (3)	0.660% p.a (3)
Turnover rate of the pension plans	Null	Null
Variation rate for hospital medical costs	8.96% to 4.34%p.a (4)	7.89% to 4.3%p.a (4)
Mortality table	AT 2000, sex specific	AT 2000, sex specific
Disability table	TASA 1927/ Zimmemann ajusted (5)	TASA 1927/ Zimmemann ajusted (5)
Mortality table for disabled persons	AT 49, sex specific	AT 49, sex specific

(1) Inflation decreasing lineally in the next 5 years when it becomes constant.
(2) The Company uses a methodology for computing an equivalent real rate from the future curve of return of the longest term government bonds, considering in the calculation of this rate the maturity profile of the pension and health care obligations.

(3) Average turnover which varies according to age and time of service.

(4) Decreasing rate for doctors’ and hospital costs, attaining in the next 30 years the projected long-term expectations for inflation.

(5) Disability table: Zimmermann adjusted to the Petros 2 plan.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

21.6    Other defined contribution plans

Petrobras, through its subsidiaries in Brazil and abroad, also sponsors defined contribution employee retirement plans. The contributions paid in 2011, recognized in the income statement, totaled R$ 24.

22               Profit sharing

Employee profit sharing (PLR) is based on statutory requirements and guidelines established by the Department of Coordination and Governance of State Owned Enterprises (DEST), of the Ministry of Planning, Budget and Management, and by the Ministry of Mines and Energy, and is related to consolidated net income before profit sharing by employees and management and the result attributable to non-controlling interests.

In 2011, the Company, based on the assumptions in question, recorded a provision for R$ 1,560 for profit sharing (R$ 1,691 in 2010), as follows:

	2011	2010
Net income attributable to shareholders of Petrobras	33,313	35,189
Result attributable to non-controlling interests	(203)	712	(*)
Profit sharing	1,560	1,691
Income before interest - calculation basis	34,670	37,592
Established percentage	4.5%	4.5%
Profit sharing	1,560	1,691

(*) Result attributable to non-controlling interests published in 2010, the basis for determining profit sharing.

Management participation in the the profits or results will be subject to approval at the Annual General Meeting for 2012, in accordance with articles 41 and 56 of the Company’s bylaws and specific federal regulations.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

23               Shareholders’ equity

23.1    Paid-in capital

At December 31, 2011, subscribed and fully paid-in capital in the amount of R$ 205,380 was represented by 7,442,454,142 common shares and 5,602,042,788 preferred shares, all of which are registered, book entry shares with no par value.

Capital increase with reserves in 2011

The Special General Meeting, held jointly with the Annual General Meeting on April 28, 2011, approved the Company’s capital increase from R$ 205,357 to R$ 205,380, through capitalization of part of the profit reserve from tax incentives recorded in 2010, in the amount of R$ 23, in compliance with article 35, paragraph 1, of Ordinance 2,091/07 of the Government Minister for National Integration. This capitalization was made without issuing new shares, pursuant to article 169, paragraph 1, of Law 6,404/76.

Capital increase with reserves in 2012

The Management of Petrobras will propose to the Special General Shareholders’ Meeting,  to be held jointly with the General Shareholders’ Meeting for 2012, a capital increase for the Company from R$ 205,380 to R$ 205,392, through capitalization of part of the tax incentive profit reserve established in 2011 in the amount of R$ 12.

23.2    Additional paid-in-capital

a)      Expenditures with issuing of shares

The global offering of shares made in 2010 generated a funding cost in the amount of R$ 477, net of taxes.

b)      Changes in interest in subsidiaries

It includes the value of the differences between the amount paid and the book value, resulting from the changes in interests in subsidiaries which do not result in loss of control, considering that they address capital transactions, i.e. transactions with the shareholders, as owners.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

23.3    Profit reserves

a)      Legal reserve

The legal reserve is formed through the appropriation of 5% of the net income for the year, pursuant to article 193 of the Brazilian Corporation Law.

b)      Statutory reserve

The statutory reserve is formed through the allocation of the net income for each year in an amount equivalent to at least 0.5% of the paid-in capital at year-end. This reserve is used to fund research and technological development programs. The balance of this reserve may not exceed 5% of the paid-in capital, pursuant to article 55 of the Company’s bylaws.

c)      Tax incentive reserve

It is created through distribution of part of the results for the year equivalent to the tax incentives resulting from government donations or subsidies, pursuant to article 195-A of the Corporation Law. This reserve may only be used for absorbing losses or increasing capital.

In 2011, R$ 81 was earmarked from the results referring to the incentive for subsidies for investments in the Northeast and Amazônia, in the ambit of the Superintendencies for Development of the Northeast (SUDENE) and Amazonia (SUDAM),  where R$ 12 refers to the realization of part of the deposits for reinvestments with funds from income tax.

d)      Profit retention reserve

It is earmarked for investments established in the capital budget, mainly in exploration activities and development  of oil and gas production, pursuant to article 196 of the Brazilian Corporation Law.

The Board of Directors is proposing maintaining in shareholders’ equity, in a profit retention reserve, the amount of R$ 18,347, where R$ 18,337 originates from the profit for 2011 and R$ 10 from the remaining balance of retained earnings, which is earmarked to partially attend the annual investment program established in the capital budget for 2012, to be decided in the Annual General Shareholders’ Meeting for 2012.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

23.4    Equity valuation adjustment

a)      Cumulative translation adjustment

It includes the differences of the translation to reais  of the financial statements of the companies with a functional currency different from the Parent company.

b)      Other comprehensive income

It includes the changes in fair value involving financial assets available for sale, cash flow hedging and the adjustments through adopting the deemed cost of the petrochemical sector on the transition date.

23.5    Dividends

The shareholders are assured a minimum dividend and/or interest on shareholders’ equity of at least 25% of the adjusted net income for the year, calculated in accordance with article 202 of the Brazilian Corporation Law.

Preferred shares have priority in the event of reimbursement of capital and receipt of dividends of at least 3% of the amount of the shareholder’s equity of the share, or 5% calculated on the portion of capital represented by this kind of shares, where the highest amount always prevails.

The proposal for dividends related to 2011, which is being sent by the Management of Petrobras for approval by the shareholders in the Annual General Meeting of 2012, in the amount R$ 12,001, meets the statutory rights granted to preferred shares and is being offered equally for both common and preferred shares. This proposed dividend reached 38.25% of the basic profit because the rights of the holders of the preferred shares for priority in the dividends, of at least 3% of the portion of the shareholder’s equity representing the preferred shares, was higher than the minimum dividend equivalent to 25% of the basic profit for determining the dividends.

In 2010, in the proposed dividend, without distinction between common and preferred shares, representing 35.50% of the basic income, the parameter of 5% of the portion of the capital representative of the preferred shares prevailed, which is also in compliance with the statutory rights of the holders of preferred shares.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

Statement of basic profit for calculating the dividends:

	2011	2010

Net income for the year (Parent company)	33,101	35,036
Allocation:
Legal reserve	(1,655)	(1,752)
Tax incentive reserve	(81)	(250)
Other reversals/additions:	10

Basic profit for determining dividend	31,375	33,034

Proposed dividends, equivalent to 38.25 % of the basic profit - R$ 0.92 per share, (35.50 % in 2010, R$ 1.03 per share) as follows:
Interest on shareholders' equity	10,436	10,163
Dividends	1,565	1,565

Total proposed dividends	12,001	11,728

Less:
Interest on shareholders' equity paid in advance	(7,827)	(7,945)
Updating of interest on shareholders' equity paid in advance	(296)	(188)
Balance of proposed dividends	3,878	3,595

The proposed dividends at December 31, 2011, in the amount of R$ 12,001, include interest on shareholders’ equity in the total amount of R$ 10,436, approved by the Board of Directors, as follows:

Payment	Date of approval by Board of Directors	Date of shareholder position	Date of payment	Amount of payment	Gross amount per share (ON and PN) (R$)
1st payment of interest on shareholders' equity	04.29.2011	05.11.2011	05.31.2011	2,609	0.20
2nd payment of interest on shareholders' equity	07.22.2011	08.02.2011	08.31.2011	2,609	0.20
3rd payment of interest on shareholders' equity	10.28.2011	11.11.2011	11.30.2011	2,609	0.20
4th payment of interest on shareholders' equity	12.22.2011	01.02.2012		2,609	0.20
Dividends	02.09.2012			1,565	0.12
				12,001	0.92

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

The portions of interest on shareholders’ equity distributed in advance in 2011 will be discounted from the dividends proposed for this year, corrected by the benchmark (SELIC) rate from the date of its payment until December 31, 2011. The final portion of interest on shareholders’ equity will be paid up to March 30, 2012 and the dividends will be paid on a date to be established by the Annual General Shareholders’ Meeting.  These amounts will be monetarily restated as from December 31, 2011 until the initial date of payment, in accordance with the variation of the SELIC rate.

The interest on shareholders’ equity is subject to the withholding of income tax at source of 15%, except for the shareholders that are immune and exempt, as established in Law 9,249/95. This interest was allocated to the dividends for the year, as established in the Company’s bylaws, posted in the operating results, as required by the tax laws and regulations, and was reversed against retained earnings, pursuant to CVM Resolution 207/96, which resulted in income and social contribution tax credits of R$  3,548  (R$ 3,455 in 2010).

23.6    Earnings per Share

	Consolidated		Parent company
	2011	2010	2011	2010

Net income attributable to shareholders of Petrobras	33.313	35.189	33.101	35.036
Weighted average of the number of common and referred shares outstanding (No. of Shares)	13.044.496.930	9.872.826.065	13.044.496.930	9.872.826.065
Basic and diluted earnings per common and preferred share ( R$ per share)	2,55	3,57	2,54	3,55

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

24               Sales revenues

	Consolidated		Parent company
	2011	2010	2011	2010

Gross sales revenue	306,234	266,060	241,042	204,595
Sales charges	(62,058)	(54,218)	(57,221)	(48,108)
Sales revenues	244,176	211,842	183,821	156,487

25               Expenses by nature

	Consolidated		Parent company
	2011	2010	2011	2010
Raw material / products purchased	(95,484)	(77,437)	(68,529)	(53,405)
Contracted services, freight, rents and general charges	(25,200)	(22,915)	(17,612)	(13,284)
Government take	(27,205)	(20,315)	(26,507)	(19,810)
Expenses with personnel and benefits	(18,908)	(16,697)	(14,715)	(12,185)
Depreciation, depletion and amortization	(17,739)	(14,612)	(12,901)	(10,813)
	(184,536)	(151,976)	(140,264)	(109,497)

Cost of sales	(166,939)	(135,617)	(124,320)	(96,134)
Selling expenses	(8,950)	(8,557)	(9,915)	(7,920)
Administrative and general expenses	(8,647)	(7,802)	(6,029)	(5,443)
	(184,536)	(151,976)	(140,264)	(109,497)

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

26               Other operating expenses, net

	Consolidated		Parent company
	2011	2010	2011	2010

Pension and Healthcare plans	(1,555)	(1,552)	(1,439)	(1,454)
Unscheduled stoppages and pre-operating expenditures	(1,466)	(623)	(1,097)	(613)
Institutional relations and cultural projects	(1,439)	(1,234)	(1,275)	(1,132)
Expenses on security, environment and health	(772)	(369)	(649)	(451)
Adjustment to market value of inventories	(1,046)	(603)	(227)	(61)
Collective bargaining agreement	(700)	(647)	(655)	(577)
Losses from contingencies with judicial and administrative proceedings	(670)	(1,834)	(448)	(1,352)
Gains from judicial and arbitral proceedings	883		688
Operating expenses with thermoelectric power stations	(207)	(307)	(550)	(602)
Impairment	(664)	(76)	(412)	104
Government subsidies and assistance	615	377	187	360
Results from sale/write-off of assets	12	65	(226)	(33)
Expenditures / reimbursements from operations in E&P partnerships	16	46	16	46
Incentive for purchase of Petrobras shares		(91)		(85)
Other	405	(201)	317	89
	(6,588)	(7,049)	(5,770)	(5,761)

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

27               Financial income (expenses), net

	Consolidated		Parent company
	2011	2010	2011	2010

Exchange variation on cash and cash equivalents	971	(693)	924	(784)
Exchange variation on debt (*)	(5,453)	1,683	(2,809)	1,271
Exchange variation on net debt	(4,482)	990	(1,885)	487

Exchange variation on debt	(102)	(276)	(76)	(253)

Expenses with debt	(8,146)	(6,752)	(6,114)	(7,209)
Earnings on financial investments	2,788	1,645	2,303	1,155
Income from government bonds for trading	2,118	529	2,118	529
Net financial expenses	(3,240)	(4,578)	(1,693)	(5,525)

Financial result on net debt	(7,824)	(3,864)	(3,654)	(5,291)

Capitalized financial charges	7,361	5,262	5,823	4,249
Hedge on sales and financial operations	(387)	9	(124)	24
Income from available-for-sale securities	594	524	576	510
Income/(expenses) from held-to-maturity securities	(114)	119	532	451
Other financial expenses and income, net	(93)	(56)	619	1,641
Other exchange and monetary variations, net	585	626	1,809	50
Financial income (expenses), net	122	2,620	5,581	1,634
Financial income (expenses), net (**)
Income	6,543	4,424	6,025	4,312
Expenses	(2,422)	(3,145)	(291)	(2,960)
Exchange and monetary variations, net	(3,999)	1,341	(153)	282
	122	2,620	5,581	1,634

(*) It includes monetary variation on financing in local currency parameterized to the variation of the US dollar.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

28               Legal proceedings and contingencies

The Company is a defendant in numerous legal proceedings involving tax, civil, labor and environmental issues, arising from the normal course of its operations. The classification of actions in accordance with the expectations of loss as probable, possible or remote, as well as their estimated amounts, is prepared based on advice from its legal advisors and Management’s best judgment.

28.1    Provisions for legal proceedings

The Company recorded provisions in an amount sufficient to cover the losses considered as probable and that could be reasonably estimated. Among which, the main proceedings are related to income tax withheld at source for issuing securities abroad, losses and damages from the dissolution of an operation for assignment of an IPI credit premium and compensation for fishermen for the oil spillage that occurred in Rio de Janeiro in January 2000.

The Federal and State Public Prosecutors Offices of the State of Paraná filed a lawsuit against Petrobras with respect to compensation for moral damages, financial damages and environmental restoration, due to an oil spill in Terminal São Francisco do Sul - President Vargas Refinery on July 16, 2000.

Based on studies made in 2011, considering the proportion of damages caused, the Company reassessed its expectations of loss of the lawsuit, reclassifying it from possible to probable, and estimated the amount to be incurred as R$ 62, nevertheless the pretension of the Plaintiffs for the award of around R$ 6,765 persists.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

The amounts recorded as provisions, net of restricted deposits for legal proceedings and guarantees, are as follows:

	Consolidated		Parent company
Non-current liabilities	2011	2010	2011	2010
Labor claims	290	193	202	88
Tax claims	661	607	12	68
Civil claims	298	357	161	269
Other claims	112	108	62
	1,361	1,265	437	425

	Consolidated		Parent company
	2011	2010	2011	2010
Opening balance	1,265	837	425	252
Addition	534	1,422	336	845
Use	(183)	(910)	(118)	(598)
Transfers	(266)	(93)	(237)	(83)
Updating of interest	87	9	86	9
Other	(76)		(55)
Closing balance	1,361	1,265	437	425

28.2    Legal proceedings not accrued for:

Consolidated

Nature	estimate for 2011

Tax	34,137
Civil- General	8,858
Civil- Environmental	989
Other	1,560
45,544

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

The tables below present in detail the main lawsuits of tax and civil nature, whose expectations of loss are classified as possible:

a)      Proceedings of a tax nature

Description - Tax Nature	Estimate
Plaintiff: Federal Revenue Department of Brazil

I) Notices of infraction for non-deductibility of Income tax (IRPJ) and Social Contribution on Net Income (CSLL) on the renegotiation of the Petros Plans.	3,139

II) Lack of addition to the calculation basis of income tax and social contribution of the profits earned by the subsidiaries and affiliated companies domiciled abroad in 2005, 2006 and 2007.	1,989

III) Non payment of income tax and social contribution on the financial incentive to employees for the renegotiation of the Petros Plan, in 2007.	1,499

Plaintiff: Federal Revenue Department of Rio de Janeiro

Tax deficiency notice related to income tax withheld at source on remittances of payments for affreightment of vessels referring to the period from 1999 to 2002.	4,684

Plaintiff: Department of Finance of the State of Rio de Janeiro

I) ICMS – Notices of infraction on LNG transfer operations without issuing a tax document in the ambit of the centralizing establishment.	2,491

II) Tax assessment due to difference in ICMS rate on operations for the sale of aviation fuel, on the grounds of the declaration of the unconstitutionality of Decree 36454 of 2004.	1,410

Plaintiff: Federal Revenue Department of Brazil

I) Non payment of CIDE (Contribution for Intervention in the Economic Domain)by Petrobras on imports of naphtha resold to Braskem.	2,793

II) Non-payment in the period from March 2002 to October 2003 of CIDE - Fuels, pursuant to court orders obtained by distributors and petrol stations protecting them from levying this charge.	1,235

Plaintiff: Department of Finance of the State of São Paulo

I) Notice of tax assessment related to the suspension of payment of ICMS and a fine for non-compliance with an accessory obligation on importing. Temporary admission of a drilling rig in São Paulo and clearance in Rio de Janeiro (ICMS Agreement 58/99).	2,184

II) Suspension of collection of ICMS and fine on imports (Temporary admission - Drilling Rig - Admission in São Paulo - Clearance in Rio de Janeiro).	1,657

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

Description - Tax Nature	Estimate
Plaintiff: Municipal governments of Anchieta, Aracruz, Guarapari, Itapemirim, Marataízes, Linhares, Vila Velha and Vitória. Not withholding and paying service tax (ISS) on offshore services. Some municipalities located in the State of Espírito Santo have filed notices of infraction against Petrobras for the supposed failure to withhold service tax of any nature (ISSQN) on offshore services. Petrobras withheld this ISSQN; however, it paid the tax to the municipalities where the respective service providers are established, in accordance with Complementary Law 116/03.	1,624
Plaintiff: Federal Revenue Department of Brazil IOF (tax on financial operations) credit on intercompany loans	1,181
Plaintiff: Federal Revenue Department of Brazil IRRF (Income tax withheld at source) - Remittances abroad for payment of oil imports	924
Plaintiff: Departments of Finance of the States of Rio de Janeiro and Sergipe Incorrect use of ICMS credits from drilling bits and chemical products used in the formulation of drilling fluids and notices of infraction for understanding that they constitute material for use and consumption, when use of the credit would only be allowed from the following period.	817
Other processes of a tax nature	6,510
Total for processes of a tax nature	34,137

b)      Proceedings of a civil nature - General

Description - Civil Nature	Estimate

Plaintiff: Porto Seguro Imóveis Ltda.

Porto Seguro, a minority shareholder of Petroquisa, filed a lawsuit against Petrobras, related to alleged losses arising from the sale of the shareholding interests of Petroquisa in various petrochemical companies. The estimated indemnity to be paid to Petroquisa is R$ 22,461 as of December 31, 2011. As Petrobras holds 100% of Petroquisa's capital, part of the indemnity, estimated at R$ 14,824 "net of tax" does not represent an actual disbursement from the Petrobras system. Additionally, Petrobras would have to indemnify Porto Seguro, the plaintiff, 5% as a premium and 20% as lawyers' fees to Lobo & Ibeas Advogados.

5,615
Plaintiff: National Petroleum Agency - ANP Difference in the payment of special participation charge in the Albacora, Carapeba, Cherne, Espadarte, Marimba, Marlim, Marlim Sul, Namorado, Pampo and Roncador fields – Campos Basin, using an agreement for leasing of assets with Companhia Locadora de Equipamentos Petrolíferos (CLEP), contrary to ANP Ordinance 10/99 and a fine for non-compliance with the minimum exploration programs – “Rodada Zero”.	1,212
Other processes of a civil nature	2,031
Total for processes of a civil nature	8,858

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

28.3    Contingencies from operating partnerships - Frade field

In November 2011 there was an oil spillage in the Frade field, located in the Campos basin, which is operated by Chevron Brasil. The federal public prosecutor is conducting an investigation and has initiated a process claiming R$ 20 billion in damages against Chevron Brazil, Chevron Latin America Marketing LLC and Transocean Brasil Ltda, where the latter was the operator of the platform at the time of the spillage. The Company’s legal advisors considered that the amount attributed to this claim is not reasonable and is extremely high in relation to the extention of the damages caused.

Petrobras holds a 30% interest in the Frade consortium. Although it is not a party to the process, because of its stake Petrobras may be contractually obliged to pay 30% of the total contingencies related to the Frade field. If Chevron is held to be legally responsible, Petrobras may be contractually liable for payment of up to 30% of the costs related to the indemnity.

28.4    Positive contingencies

28.4.1    Recovery of maintenance costs – Barracuda & Caratinga

In 2006, Petrobras, as representant of Barracuda & Caratinga Leasing Company B.V. (BCLC), resorted to arbitration abroad against Kellogg, Brown, Root, LLC (KBR), to obtain compensation for maintenance costs carried out on flexible lines of the Barracuda and Caratinga field, in the period covered by contractual guarantee.

On September 21, 2011, the Court of arbitration ruled in favor of BCLC, definitively, condemning KBR to indemnify it in the amount of R$ 339, pleaded in the arbitration, plus internal costs of Petrobras in conducting the arbitration, in addition to legal fees and costs of the arbitration. After the definitive decision, Petrobras recognized the amount of R$ 339 in non-current assets.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

28.4.2    Recovery of PIS and COFINS

Petrobras and its subsidiaries filed a civil suit against the Federal government referring to recovery, through offsetting, of the amounts paid as PIS on financial revenue and exchange gains in the period between February 1999 and November 2002 and COFINS between February 1999 and January 2004, in light of the ruling that paragraph 1 of article 3 of Law 9,718/98 is unconstitutional.

On November 9, 2005, the Federal Supreme Court considered that the respective paragraph 1 of article 3 of Law 9,718/98 is unconstitutional.

On November 18, 2010, the Superior Court of Justice upheld the action by Petrobras, filed in 2006 to recover the COFINS for the period from January 2003 to January 2004. After the res judicata of the action, Petrobras recognized the amount of R$ 497 as recoverable taxes in non current assets.

On December 31, 2011, the Company had R$ 2,188 (R$ 2,066 in the Parent company) related to these suits which are not yet reflected in the financial statement due to the absence of a final favorable decision.

28.4.3    Legal proceeding in the United States of America - P-19 e P-31

In 2002, Braspetro Oil Service Company (Brasoil) and Petrobras won related lawsuits filed with the US lower courts by the insurance companies United States Fidelity & Guaranty Company and American Home Assurance Company in which they were trying to obtain, since 1997, with respect to the first company (Brasoil), a legal declaration that exempted them from the obligation of paying the performance bond of the platforms P-19 and P-31, and, with respect to the second company (Petrobras), they were seeking reimbursement of any quantities for which they might happen to be condemned in the execution proceedings of the performance Bond.

On July 21, 2006, the US court handed down an executive decision, conditioning the payment of the amounts owed to Brasoil to the permanent closing of legal proceedings involving identical claims in progress before the Brazilian courts, which the parties proceeded to do.

The amount of damages pleaded is approximately US$ 245  million.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

29               Commitments for purchase of natural gas

Petrobras entered into an agreement with Yacimientos Petrolíferos Fiscales Bolivianos (YPFB) to purchase a total of 201.9 billion m3 of natural gas during the term of the agreement, undertaking to purchase minimum annual volumes at a price calculated according to a formula indexed to the price of fuel oil. The agreement is valid until 2019 and will be renewed until the total contracted volume has been consumed.

On December 31, 2011, the minimum purchase commitment for the period from 2012 to 2019 is approximately 70.3 billion m3 of natural gas, equivalent to 24.06 million m3 per day, which corresponds to an estimated total of US$ 15.2  billion.

30               Guarantees for concession agreements for petroleum exploration

Petrobras gave guarantees to the National Petroleum Agency (ANP) in the total amount of R$ 6,015 for the Minimum Exploration Programs established in the concession agreements for exploration areas, with R$ 5,429, net of commitments already undertaken, remaining in force. Of this amount, R$ 3,385 corresponds to a lien on the oil from previously identified fields already in production, and R$ 2,043 refers to bank guarantees.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

31               Derivative instruments, hedging and risk management activities

The Company is exposed to a series of risks arising from its operations. These risks mainly involve the fact that eventual variations in the prices of oil and oil products, in exchange rates or in interest rates may negatively affect the value of the Company’s financial assets and liabilities or future cash flows and profits.

31.1.  Risk management objectives and strategies

The Petrobras risk management policy aims at contributing towards an appropriate balance between its objectives for growth and return and its risk exposure level, whether inherent to the exercise of its activities or arising from the context within which it operates, so that, through effective allocation of its physical, financial and human resources, the company may attain its strategic goals.

Petrobras’s risk management  is conducted by its officers, following a corporate risk management policy. In March 2010 the Executive Committee established the Financial Integration Committee, which is composed of all the executive managers of the financial department, and the executive managers of the business departments are called upon for discussions of specific themes. One of the responsibilities of the Financial Integration Committee is to assess exposures to risks and to establish guidelines for measuring, monitoring and managing the risk related to the activities of Petrobras and it is the Executive Committee’s responsibility to decide on the topics.

Petrobras adopts a philosophy of integrated risk management, according to which the management focus is not on individual risks – the operations or the business units – but on the corporation’s broader, consolidated prospects, making use of possible natural hedges. For the management of market/financial risks, structural actions, created as a result of appropriate management of the company’s capital and indebtedness, are adopted as a preference in detriment to the use of derivative financial instruments.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

31.2.  Risk of change in the prices of oil and oil products

a)      Risk management of prices of oil and oil products

Petrobras maintains, as a preference, exposure to the price cycle, not using derivatives for hedging systematic operations (purchase or sale of commodities with the aim of attending the Company’s operational requirements).

Nevertheless, the decisions referring to this issue are reviewed periodically and recommended to the Financial Integration Committee. If hedge is indicated, in scenarios with a significant probability of adverse events, the hedge strategy should be carried out with the aim of protecting the Company’s solvency and liquidity, considering an integrated analysis of all the Company’s risk exposures and assuring the execution of the corporate investment plan.

b)      Main transactions and future commitments hedged by derivative operations

The main operations are intended for hedging the expected results of the transactions carried out abroad.

Accordingly, the operations with derivative financial instruments are usually short-term operations and accompany the terms of the commercial transactions. The instruments used are futures, forward, swap and options contracts. The operations are carried out on the New York Mercantile Exchange (NYMEX) and the Intercontinental Exchange (ICE), as well as on the international over-the-counter market.

c)      Parameters used for risk management

The main parameters used in risk management for variations in the prices of Petrobras’s oil and oil products are the operating cash flow at risk (CFAR), Value at Risk (VAR) and Stop Loss.

At December 31, 2011, the portfolio for commercial operations carried out abroad, as well as the hedges for their protection through derivatives for oil and oil products, presented a maximum estimated loss per day (VAR – Value at Risk), calculated at a reliability level of 95%, of approximately US$ 2 million.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

d)      Notional and fair value of the derivative instruments

Derivatives of oil and oil products

	Consolidated					Parent company

	Notional value thousands of bbl in *		Fair value recorded**		Maturity	Fair value recorded**
	2011	2010	2011	2010		2011	2010

Futures contracts	(6,217)	(8,570)	34	(40)	2012	(1)
Purchase commitments	30,193	19,921
Sale commitments	(36,410)	(28,491)

Options contracts	(2,130)	(1,679)	(4)	(3)	2012
Buy	(730)	1,446	(3)	1
Bidding position	6,728	1,646
Short sale	(7,458)	(200)

Sale	(1,400)	(3,125)	(1)	(4)
Bidding position	3,990	2,070
Short sale	(5,390)	(5,195)

Forward contracts	275	354		(1)	2012
Long position	275	979				-
Short position		(625)

Total recorded in other current assets and liabilities			30	(44)		(1)

* A negative notional value represents a short position.

** Negative fair values were recorded in liabilities and positive fair values in assets.

Main counterparties of the operations: NYMEX, ICE, Morgan Stanley, BNP Paribas, BP North America Chicago, Shell (Stasco).

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

e)      Gains and losses in the period

	Consolidated		Parent company
Derivatives for oil and oil products	2011	2010	2011	2010
Gain (loss) recorded in results	(410)	(4)	(124)	24

f)       Value and  type of margins given in guarantee

The guarantees given as collateral generally consist of deposits.

Consolidated		Parent company
2011	2010	2011	2010
168	367	22	170

g)      Sensitivity analysis of derivatives of oil and oil products

The probable scenario is the fair value at December 31, 2011. The possible and remote scenarios consider a deterioration in the prices in the risk variable of 25% and 50%, respectively, with respect to the same date.

	Consolidated
Market derivatives for oil and oil products	Risk	Probable scenario in 2011	Possible Scenario (Δ of 25% )	Remote Scenario (Δ of 50% )
Brent	High of Brent Oil	(8)	(307)	(580)
Gasoline	Low of Gasoline	3	16	28
Fuel oil	High of Fuel Oil	(15)	(249)	(484)
WTI	High of WTI	-	2	(21)
Diesel	Low of Diesel	6	(15)	(37)
Ethanol	High of Ethanol	1	(27)	(54)
Naphtha	High of Naphtha	-	(3)	(7)
Dubai	High of Dubai Oil	2	(12)	(25)
LLS	Low of LLS Oil	-	(8)	(15)

The  positions indicated by a hyphen represent amounts lower than R$ 500 thousand.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

h)      Embedded derivatives

The procedures for identifying derivative financial instruments in contracts aim at timely recognition, control and adequate accounting handling to be employed, and are applicable to the units of Petrobras and its subsidiaries.

The contracts with possible clauses for derivative instruments or securities to be realized are reported, so that there is orientation with respect to the eventual performance of effectivity tests, the establishment of the accounting policy to be adopted and the methodology for calculation of the fair value.

The embedded derivatives identified in the quarter were:

Sale of ethanol

The agreement consists of sale of hydrous ethanol through a price formula defined at the time of signing the agreement. The definition of price for each shipment of hydrous ethanol delivered in this agreement involves two quotations of distinct references: ethanol and naphtha.

The price formula in question uses as one of its references the quotation of a commodity that does not maintain a strict cost or market value relationship with the product transacted in the agreement, according to the criteria of technical pronouncement CPC 38 – Financial Instruments: Recognition and Measurement. Accordingly, pursuant to the orientations for this standard, the portion referring to the embedded derivative should be separated from the original agreement and recorded in the financial statements following the same rules applicable to the other derivative financial instruments.

The tables below present the fair value of the embedded derivative and a sensitivity analysis for December 31, 2011:

	Notional value in thousands of m3	Fair value	Maturity

Forward contracts
Long position	715	49	2016

Embedded derivatives	Risk	Probable scenario in 2011	Possible Scenario (Δ of 25% )	Remote Scenario (Δ of 50% )
Swap Naphtha vs. Ethanol	Fall in Naphtha vs. Ethanol spread	49	40	32

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

The derivative was valued at fair value through profit and loss and classified at level 3 in the hierarchy for valuation of the fair value.

The Company determined the fair value of this contract based on practices used on the market, where the difference between the spreads for naphtha and ethanol is calculated. The selling price of the ethanol in the agreement refers to the Brazilian market (ESALQ). The values of the parameters used in the calculation were obtained from market price quotations for ethanol and naphtha on the CBOT (Chicago Board of  future market on the last working day of the period of the financial statements.

The gains obtained are presented in the income statement as financial income.

31.3.  Exchange risk

Exchange risk is one of the financial risks that the Company is exposed to and it originates from changes in the levels or volatility of the exchange rates that are a reference for asset and liability positions. Fluctuations in exchange rates may have a negative affect on Petrobras’s financial situation and operating results, since the majority of the revenues are mainly in reais while the major part of its liabilities are in foreign currency.

a)      Exchange risk management

With respect to exchange risk management, Petrobras seeks to identify and address them in an integrated manner, aiming at assuring efficient allocation of the resources earmarked for the hedge.

Taking advantage of operating in an integrated manner in the energy segment, the company seeks, primarily, to identify or create natural hedges, i.e. to benefit from the correlation between its income and expenses. In the specific case of exchange variation inherent to contracts where the cost and remuneration involve different currencies, this hedge is provided through allocating the cash investments between the Real and the US dollar or another currency.

The risk management is performed for the net exposure. Periodic analyses of the exchange risk are prepared, assisting the  executive committee’s decisions. The exchange risk management strategy may involve the use of derivative financial instruments to minimize the exchange exposure of certain liabilities of the Company.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

b)      Main transactions and future commitments hedged by derivative operations

Swaps

Yen vs. Dollar

In September 2006, the Company contracted a hedge known as a cross currency swap for coverage of the bonds issued in Yens in order to fix the  costs of this operation in dollars. In a cross currency swap there is an exchange of interest rates in different currencies. The exchange rate of the Yen for the US dollar is fixed at the beginning of the transaction and remains fixed during its existence. The Company does not intend to settle these contracts before the end of the term. For this relationship between the derivative and the loan, described as a cash flow hedge, the Company adopted hedge accounting.

In the contracting of hedge and during its effectiveness, it is expected that the hedge will be highly effective. The changes in the fair value, in the measure of the effectiveness of the hedge, tested quarterly, are stated in other comprehensive retained earnings, until the result of the item liable to hedge is realized.

Dollar vs. CDI

The Company contracted an exchange swap  related to financing of imports (FINIMP) for purchase of petroleum.

Dollar forward contracts

Petrobras is in a short position in exchange futures rates through NDFs on the Brazilian over-the-counter market. The period of exposure is 3 months on average and the operation is conducted for the purpose of securing and guaranteeing the trading margin.

None of the operations required margin deposits in guarantee.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

c)      Notional and fair value of the derivative instruments

The table below summarizes the information on the derivative contracts in force.

	Consolidated
	Notional value		Fair value **		Maturity
	2011	2010	2011	2010
Dollar forward contracts
Short position	USD 87	USD 61	(3)	4	2012
	USD 87	USD 61	(3)	4

Swaps			32		2012
Asset position
Foreign currency (US dollar)	USD 127		241
Liability position
CDI reais	BRL 199		(209)

Cross Currency Swap			243	192	2016
Asset position
Average rate of receipt (JPY) = 2.15% p.a.	JPY 35.000	JPY 35.000	926	783
Liability position
Average rate of payment (USD) = 5.69% p.a.	USD 298	USD 298	(683)	(591)

Total recorded in other current assets and liabilities			272	196

** Negative fair values were recorded in liabilities and positive fair values in assets.

Main counterparties of the operations: Citibank, HSBC, Bradesco and Itaú

The  positions indicated by a hyphen represent amounts lower than R$ 500 thousand.

d)        Gains and losses in the period

	Consolidated		Parent company
Foreign currency derivatives	2011	2010	2011	2010
Gain (loss) recorded in results	25	7	-	-
Gain (loss) recorded in shareholders' equity	8	(10)	-	-

e)        Value and  type of margins given in guarantee

The existing foreign currency derivative operations do not require a guarantee margin deposit.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

f)       Foreign currency sensitivity analysis for derivatives, loans and financial investments

The probable scenario is the fair value at December 31, 2011, the possible and remote scenarios consider a deterioration in the risk variable of 25% and 50%, respectively, with respect to the same date.

		Consolidated
Foreign Currency Derivatives	Risk	Probable scenario at 12.31.2011	Possible Scenario (Δ of 25%)	Remote Scenario (Δ of 50%)
Dollar forward contracts	Appreciation of Dollar against Real	(3)	(44)	(85)
Cross Currency Swap	Depreciation of Yen against Dollar	243	58	(65)
Swaps	Appreciation of Real against Dollar	32	(38)	(98)

		Consolidated
Foreign currency debt *	Risk	Probable scenario at 12.31.2011	Possible Scenario (Δ of 25%)	Remote Scenario (Δ of 50%)
Real[1]	Appreciation of Dollar against Real	26,621	6,655	13,311
Dollar	Appreciation of Dollar against Real	68,012	17,003	34,006
Euro	Appreciation of the Euro against Real	4,681	1,170	2,340
Yen	Appreciation of Yen against Real	2,897	724	1,448
		102,211	25,552	51,105

1 Financing in local currency parameterized to the variation of the dollar.

		Consolidated
Financial investment*	Risk	Probable scenario at 12.31.2011	Possible Scenario (Δ of 25%)	Remote Scenario (Δ of 50%)
in foreign currency	Appreciation of Real against Dollar	17,440	(4,360)	(8,720)

(*)   The isolated sensitivity analysis of the financial instruments does not represent the Company’s net exposure to exchange risk. Considering the balance between liabilities, assets, revenues and future commitments in foreign currency, the economic impact of possible exchange variations is not considered material.

31.4.  Interest rate risk

The interest rate risk that the Company is exposed to is due to its long-term debt and, to a lesser degree, its short-term debt. If the market interest rates (particularly LIBOR) rise, the financial expenses will increase, which may cause a negative impact on the operating results and financial position. The foreign currency debt at floating rates is subject, mainly, to the fluctuation of the LIBOR and the debt expressed in reais is subject, mainly, to the fluctuation in the long-term interest rate (TJLP), published by the Central Bank of Brazil.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

Interest rate risk management

Petrobras considers that the exposure to interest rate fluctuations will not have a material impact, and so, preferably, it does not use derivative financial instruments to manage this type of risk; except for specific situations presented by companies of the Petrobras system.

a)      Main transactions and future commitments hedged by operations with derivatives

Swaps

Floating interest rate (Libor USD) vs. fixed rate (USD)

The Company contracted an interest rate swap in order to transform financing tied to a floating rate into a fixed rate in order to eliminate the mismatch between the cash flows of assets and liabilities of an investment project. The Company does not intend to settle the operation before its maturity and, therefore, adopted hedge accounting for the relationship between the financing and derivative.

Floating interest rate (Euribor) vs. fixed rate (EUR)

The Company contracted a swap for fixing the rate of interest related to financing.

b)      Notional and fair value of the derivative instruments

	Consolidated
	Notional value		Fair value **		Maturity
	12.31.2011	12.31.2010	12.31.2011	12.31.2010

Swaps contracts
Liability position	USD 478	USD 487	(67)	14	2020

Swaps contracts			(3)		2015
Asset position
Euribor 1M	EUR20		1
Liability position
Fixed rate of 4.19%	EUR20		(4)	-

Total recorded in other current assets and liabilities			(70)	14

** Negative fair values were recorded in liabilities and positive fair values in assets.

The  positions indicated by a hyphen represent amounts lower than R$ 500 thousand.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

c)   Sensitivity analysis of interest rate derivatives

		Consolidated
Foreign Currency Derivatives	Risk	Probable scenario at 12.31.2011	Possible Scenario (Δ of 25%)	Remote Scenario (Δ of 50%)
Swaps	Decrease in Libor	(67)	(101)	(124)
Swaps	Decrease in Euribor	(3)	(3)	(4)

31.5.  Credit risk

Petrobras is exposed to the credit risk of clients and financial institutions, resulting from its commercial operations and its cash management. These risks consist of the possibility of non-receipt of sales made and amounts invested, deposited or guaranteed by financial institutions.

Credit risk management objectives and strategies

Credit risk management in Petrobras is part of financial risk management, which is performed by the Company’s officers. The Credit Commissions, due to a decision by the Executive Board, are each composed of three members and chaired by the Executive Manager for Financial Planning and Risk Management and the other members are the Executive Manager for Finances and the Executive Manager for the commercial department in contact with the client or with the financial institution.

The purpose of the Credit Commissions is to analyze questions connected with credit management, not only with respect to granting credit but also with respect to its management; to encourage integration between the units that compose them; and to identify recommendations to be applied in the units involved or to be submitted to the appreciation of higher jurisdictions.

The credit risk management policy is part of the Company’s global risk management policy and aims at reconciling the need for minimizing exposure to credit risk and maximizing the result of sales and financial operations, through an efficient credit analysis, concession and management process.

Parameters used for credit risk management

In its management of credit risks, Petrobras uses quantitative and qualitative parameters that are appropriate for each of the market segments in which it operates.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

The Company’s commercial credit portfolio, which surpasses US$ 40 billion, is very diversified and the credits granted are divided between clients on the Brazilian domestic market and foreign markets. Amongst the main clients there are large companies from the oil market, considered as major companies.

Financial institutions are beneficiaries of approximately US$ 30 billion, distributed between the main international banks, considered by international risk classifiers as Investment Grade, and the most important Brazilian banks.

Guarantees used in credit risk management

Only guarantees issued by financial institutions that have credit available, in accordance with the parameters adopted by the Company, are accepted.

Credit sales to clients considered as high risk are only made through receipt of guarantees. Accordingly, Petrobras accepts credit cards issued abroad, bank guarantees issued in Brazil, mortgages and collateral. For clients considered as medium risk, guarantees and endorsements of the partners of the companies, both individuals and legal entities, are also accepted.

The table below presents the maximum exposure to credit risk for:

2012
Guarantees	4,019
Derivatives	344
Financial investments	16,247

The maximum exposure to the accounts receivable credit risk is represented by the balance described in note 7.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

31.6.  Liquidity risk

Petrobras uses its funds mainly for capital expenses, payment of dividends and debt refinancing. Historically, the conditions are met with funds generated internally, short and long-term debts, project financing, sales transactions and leasing. These sources of funds, allied to the Company’s strong financial position, will continue to permit compliance with the established capital requirements.

Liquidity risk management

The liquidity risk management policy adopted by the Company establishes the continuity of rescheduling the term of maturity of our debts, exploiting the financing capacity of the domestic market and developing a strong presence on the international capital market, through broadening the investor base in fixed income.

Petrobras finances the working capital, assuming short-term debts normally related to our commercial flow, such as export credit notes and advances on exchange contracts. Investments in non current assets are financed through long term debts such as issuing bonuses on the international market, credit agencies, export financing and prepayment, development banks in Brazil and abroad, and lines of credit with Brazilian and international commercial banks.

Nominal flow of principal and interest on financing

Maturity	Consolidated	Parent company
2012	26,220	5,750
2013	16,802	3,934
2014	18,844	5,182
2015	21,045	5,925
2016	35,615	15,768
2017	21,176	7,573
2018 and thereafter	111,893	21,151
Balance at 12/31/2011	251,595	65,283
Balance at 12/31/2010	175,129	59,076

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

31.7.  Financial investments (operations with derivatives)

Operations with derivatives, both on the domestic market and the foreign market, are earmarked exclusively for the exchange of indexes of the assets that comprise the portfolios, and their purpose is to provide the managers with  greater flexibility in their quest for efficiency in the management of available funds.

The following table presents the market values of the operations with derivatives held in the exclusive investment funds as of December 31, 2011.

Contract	Number	Notional value	Fair value*	Maturity

Future DI	(39,957)	(3,244)
Long position	31,724	2,652	1	2012 to 2014
Short position	(71,681)	(5,896)	(1)	2012 to 2014
Future dollar	147	14		2012
Long position	312	29
Short position	(165)	(15)

* The  positions indicated by a hyphen represent amounts lower than R$ 500 thousand.

32               Fair value of financial assets and liabilities

Fair values are determined based on market price quotations, when available, or, in the absence thereof, on the present value of expected cash flows. The fair values of cash and cash equivalents, trade accounts receivable, short term debt and accounts payable to suppliers are the same as their carrying values. The fair values of other long-term assets and liabilities do not differ significantly from their carrying values.

The estimated fair values for long-term loans of the Parent Company and Consolidated at December 31, 2011 were, respectively, R$ 44,097 and R$ 137,239, calculated at the prevailing market rates, considering natures, terms and risks similar to the registered contracts, and may be compared to the carrying values of R$ 43,055 and R$ 136,405.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

The hierarchy of the fair values of the financial assets and liabilities, recorded at fair value on a recurring basis, is presented as follows:

	Fair value measured based on
	Prices quoted on active market (Level I)	Valuation technique supported by observable prices (Level II)	Valuation technique without use of observable prices (Level III)	Total fair value recorded
Assets
Marketable securities	22,264			22,264
Foreign Currency Derivatives	32	243		275
Commodity derivatives	66		49	115
Balance at December 31, 2011	22,362	243	49	22,654
Balance at December 31, 2010	30,984	198	53	31,235

Liabilities
Foreign Currency Derivatives		(3)		(3)
Commodity derivatives	(36)			(36)
Interest derivatives	(70)			(70)
Balance at December 31, 2011	(106)	(3)		(109)
Balance at December 31, 2010	(63)	(3)		(66)

33               Insurance

For protection of its patrimony, Petrobras has the basic philosophy of transferring, through taking out insurance, the risks that, in the event of their occurrence, may cause losses that significantly impact the Company’s patrimony, as well as the risks subject to obligatory insurance, whether through legal or contractual provisions. The other risks are subject to self-insurance, with Petrobras intentionally assuming the full risk through absence of insurance. The Company assumes an expressive portion of its risk, contracting deductible amounts that may reach an amount equivalent to US$ 60 million.

The risk assumptions adopted are not part of the scope of an audit of financial statements. Accordingly, they were not examined by our independent auditors.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

The main information concerning the insurance coverage in force at December 31, 2011 may be presented as follows:

		Amount insured
Assets	Types of coverage	Consolidated	Parent Company

Facilities, equipment and products in stock	Fire and operating risks	237,491	147,878

Tankers and auxiliary vessels	Hulls	4,290	0

Fixed platforms, floating production systems and offshore drilling units	Oil risks	52,547	18,498

Total		294,328	166,376

Petrobras does not take out insurance for loss of earnings, control of wells and the pipeline network in Brazil.

34               Subsequent events

Merger of Petrobras Química S.A. (Petroquisa) and split-off of BRK

On January 27, 2012, the Special General Meeting of Petrobras approved the merger of Petrobras Química S.A. - Petroquisa and the split-off of BRK Investimentos Petroquímicos S.A. (BRK) with the return of the portion split off to the shareholder’s equity of Petrobras, without increasing the capital.

Raising of funds for PifCo

On February 6, 2012, Petrobras International Finance Company (PifCo) concluded the offer of Global Notes on the international market, resulting in the receipt of funds in the amount of   US$ 7 billion which will be used to finance the Company's investments. The transaction consisted of issuing securities with maturity in 2015 and 2017 and the reopening of securities maturing in 2021 and 2041, whose annual interest rates are 2.875%, 3.50%, 5.375% and 6.75%, respectively, with semiannual payment of interest.

The issuing costs were approximately US$ 22 million, a discount of US$ 16 million (2015 and 2017 series) and goodwill on the reopening of the securities of US$ 255 million (2021 and 2041 series), resulting in effective annual interest rates of 3.15%, 3.69%, 4.84% and 5.95% respectively. Global Notes constitute unsecured, unsubordinated obligations for PifCo and have the complete, unconditional guarantee of Petrobras.

Petróleo Brasileiro S.A. - Petrobras

Notes to the financial statements
(Consolidated and Parent Company)

(In millions of reais, except when specifically indicated)

Investment agreement for a partnership in Gás Brasiliano Distribuidora

On February 8, 2012, Petrobras Gás S.A. (Gaspetro), Gás Brasiliano Distribuidora S.A. (GBD) and Companhia Energética de Minas Gerais (Cemig) signed an investment agreement that establishes the entry of Cemig in the capital of GBD, resulting in a company with a 60% interest held by Gaspetro and a 40% interest held by Cemig. Currently GBD is controlled 100% by Gaspetro.

The implementation of this Agreement is subject to the approval of the competent regulatory agencies and the conclusion of the transaction is forecast to take place during 2012.

Petróleo Brasileiro S.A. - Petrobras

Additional Information on Oil and Gas Exploration and Production Activities (Unaudited)

(In millions of reais, except when specifically indicated)

Information on reserves

The activities for exploration, development and production of oil and natural gas in Brazil were carried out exclusively in the form of concessions until the enactment of Law 12351 of December 22, 2010, which introduced the system for sharing of production where areas of the pre-salt and others considered as strategic are now contracted by the Union. Abroad, the Company holds most of its contracts in the form of concessions. Therefore, the expenses incurred to explore and develop the production are presented in the Company's assets and not the volume of monetized reserves.

The proven oil and gas reserves correspond to the estimated quantities of crude oil and natural, condensed gas that, through the analysis of geo-engineering data, may be estimated with reasonable certainty, considered commercial, from a known reserve, under defined economic conditions, known operation methods and in a valid regulatory situation, on a determined date.

The developed proven reserves correspond to the quantities of hydrocarbons that it is expected to recover in the existing projects for exploitation of oil and gas from existing wells through existing equipment and operating methods. Undeveloped proven reserves correspond to the volumes of hydrocarbons that it is expected to recover as a result of future investments in drilling of wells and in additional equipment.

The estimate for reserves includes uncertainties inherent to the business and, accordingly, changes may occur in the measure that our knowledge increases through the acquisition of new information.

The net proven oil and gas reserves estimated by the Company in accordance with the criteria defined by the Securities and Exchange Commission (SEC) are as follows:

	Oil (billions of bbl) (*)			Gas (billions of m³) (*)			Oil + Gas (billions of boe) (*)
	Brazil	International	Total	Brazil	International	Total	Brazil	International	Total
Balance at December 31, 2010	10.379	0.345	10.724	279.651	37.600	317.251	12.139	0.566	12.705
Change in the reserves	0.737	0.066	0.803	31.677	2.544	34.221	0.936	0.081	1.017
Production	(0.705)	(0.047)	(0.752)	(18.086)	(3.305)	(21.391)	(0.819)	(0.067)	(0.886)
Balance at December 31, 2011	10.411	0.364	10.775	293.242	36.839	330.081	12.256	0.580	12.836
Reserve of non-consolidated companies
Balance at Deceember 31, 2010	-	0.033	0.033	-	1.691	1.691	-	0.043	0.043
Balance at December 31, 2011	-	0.030	0.030	-	1.231	1.231	-	0.037	0.037
Proven and developed reserves
At December 31, 2010	6.931	0.183	7.114	184.822	15.855	200.677	8.094	0.276	8.370
At December 31, 2011	6.974	0.181	7.155	181.134	14.506	195.640	8.113	0.267	8.380
(*) Unaudited

The reserves of Bolivia are not included in the proven international reserves, due to the requirements of the New Political Constitution of the State (NCPE), which prohibits the annotation and recording of oil and gas reserves by private companies in Bolivia.

Petróleo Brasileiro S.A. - Petrobras

The Board of Directors and Officers

BOARD OF DIRECTORS GUIDO MANTEGA President

FRANCISCO ROBERTO DE ALBUQUERQUE Member		MÁRCIO PEREIRA ZIMMERMANN Member

JORGE GERDAU JOHANNPETER Member	JOSUÉ CHRISTIANO GOMES DA SILVA Member	MIRIAM APARECIDA BELCHIOR Member

JOSÉ SERGIO GABRIELLI DE AZEVEDO Member	LUCIANO GALVÃO COUTINHO Member	SÉRGIO FRANKLIN QUINTELLA Member

EXECUTIVE COMMITTEE JOSÉ SERGIO GABRIELLI DE AZEVEDO President

ALMIR GUILHERME BARBASSA Chief Financial and Investor Relations Officer		MARIA DAS GRAÇAS SILVA FOSTER Director of Gas and Energy

GUILHERME DE OLIVEIRA ESTRELLA Director of Exploration and Production		PAULO ROBERTO COSTA Director of Supplies

JORGE LUIZ ZELADA International Director		RENATO DE SOUZA DUQUE Director of Services

MARCOS MENEZES Accountant - CRC-RJ 35.286/O-1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 23, 2012
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.